                                                               EXHIBIT (a)(1)(A)

                             DELTA AIR LINES, INC.

                               OFFER TO EXCHANGE
            CERTAIN OUTSTANDING STOCK OPTIONS FOR NEW STOCK OPTIONS

                             ---------------------

        THE OFFER AND THE RIGHT TO WITHDRAW STOCK OPTIONS FROM THE OFFER
                 WILL EXPIRE AT 7:00 P.M. ET ON JUNE 25, 2003,
                          UNLESS THE OFFER IS EXTENDED

                             ---------------------

               THIS DOCUMENT CONSTITUTES PART OF THE PROSPECTUSES
           RELATING TO THE DELTA 2000 PERFORMANCE COMPENSATION PLAN, DELTASHARE STOCK OPTION PLAN AND PILOTS STOCK OPTION PLAN

                                  MAY 28, 2003

                             DELTA AIR LINES, INC.

                               OFFER TO EXCHANGE
            CERTAIN OUTSTANDING STOCK OPTIONS FOR NEW STOCK OPTIONS
                             ---------------------
     THE OFFER AND THE RIGHT TO WITHDRAW STOCK OPTIONS FROM THE OFFER WILL EXPIRE AT 7:00 P.M. ET ON JUNE 25, 2003, UNLESS THE OFFER IS EXTENDED
                             ---------------------
     Delta Air Lines, Inc. ("Delta" or "we") is offering eligible employees of Delta and its wholly-owned subsidiaries a one-time opportunity to exchange certain outstanding options to purchase shares of our common stock for a designated fewer number of replacement stock options with a new exercise price. We are making this offer under our stock option exchange program (the "Stock Option Exchange Program") upon the terms and subject to the conditions set forth in this Offer to Exchange (which, as it may be amended or supplemented from time to time, constitutes the "Offer"). The Offer will end at 7:00 p.m. ET on June 25, 2003, unless the Offer is extended.

     As explained in more detail below, to participate in the Stock Option Exchange Program, you must (1) be an "eligible employee" on the date the Offer commences and the date the Offer ends, (2) hold "eligible options" and (3) be an "eligible employee" on the date the replacement options are granted.

     You are "eligible" or an "eligible employee" for purposes of the Offer if
(1) you are an employee of Delta or one of our wholly-owned subsidiaries and on a United States payroll and (2) you are either actively employed, on military leave or on one of the following short-term leaves, as defined by Delta: short-term personal leave of absence; accident leave; sick leave; maternity or paternity leave; family medical leave; special 60-day leave; short-term disability or other company-approved short-term leave. If you do not meet this definition, you are not eligible to participate in the Offer. This means that if you are on a non-U.S. payroll of Delta or one of its subsidiaries or are terminated, retired, on furlough, receiving long-term disability benefits or on leave other than military leave or one of the short-term leaves described above, you are not eligible to participate in the Offer. Delta's Chief Executive Officer is not eligible to participate in the Offer nor are other members of Delta's Board of Directors.

     TO PARTICIPATE IN THE OFFER, YOU MUST BE AN ELIGIBLE EMPLOYEE ON THE DATE THE OFFER COMMENCES (MAY 28, 2003) AND THE DATE THE OFFER ENDS (CURRENTLY SCHEDULED FOR JUNE 25, 2003). TO RECEIVE A GRANT OF REPLACEMENT OPTIONS, YOU MUST ALSO BE AN ELIGIBLE EMPLOYEE ON THE DATE WE GRANT REPLACEMENT OPTIONS (CURRENTLY SCHEDULED FOR DECEMBER 26, 2003).

     Outstanding stock options are eligible for exchange in the Offer ("eligible options") only if those options are (1) held by eligible employees, (2) have an exercise price of $25 per share or more and (3) were granted after 1994 under the Delta 2000 Performance Compensation Plan or its predecessor plan (the "PCP"), the DeltaShare Stock Option Plan (the "Nonpilots Plan") or the Pilots Stock Option Plan (the "Pilots Plan" and, together with the Nonpilots Plan, "SkyShares") (these three plans, as amended, collectively, the "Option Plans").

     We expect to grant replacement options on the first business day that is at least six months and one day following the date when we cancel the options accepted for exchange in the Offer. We intend to accept for exchange and cancel all eligible options for which proper elections have been made and not validly withdrawn on or promptly following the end of the Offer, currently scheduled for 7:00 p.m. ET on June 25, 2003, and to grant replacement options on December 26, 2003. TO RECEIVE A GRANT OF REPLACEMENT OPTIONS, YOU MUST BE AN ELIGIBLE EMPLOYEE ON THE DATE WE GRANT REPLACEMENT OPTIONS. The exercise price of replacement options will be the closing price of Delta common stock on the New York Stock Exchange ("NYSE") on the date the replacement options are granted. BECAUSE WE DO NOT INTEND TO GRANT REPLACEMENT OPTIONS UNTIL THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS AND ONE DAY FOLLOWING THE DATE WE CANCEL THE ELIGIBLE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE REPLACEMENT OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR ELIGIBLE OPTIONS.

     If you participate in the Offer and are an eligible employee on the date replacement options are granted, the exact number of replacement options that will be granted in exchange for your eligible options will depend upon the grant date of the eligible options that you elect to exchange and whether you are one of our executive officers. The number of replacement options will be determined according to the following table, rounded up to the nearest whole share. The number of replacement options granted to our executive officers who participate in the Offer will be 90% of the number determined in accordance with the following table, rounded up to the nearest whole share.

                                                       YOU WILL RECEIVE A REPLACEMENT OPTION TO PURCHASE
                                                              ONE SHARE OF DELTA COMMON STOCK FOR
IF THE ELIGIBLE OPTION THAT YOU ELECT TO EXCHANGE           THE EXCHANGE OF THE FOLLOWING NUMBER OF
HAS A GRANT DATE OF:                                             ELIGIBLE OPTIONS TO PURCHASE:
-------------------------------------------------      -------------------------------------------------
January 1, 1995 through December 31, 1999                                3 shares
January 1, 2000 through December 31, 2001...                             2 shares
January 1, 2002 through December 31, 2002...                            1.5 shares

     If you elect to exchange any eligible options granted under an Option Plan, you must elect to exchange all eligible options under that Option Plan that have the same exchange ratio.

     All replacement options will be non-qualified for purposes of the Internal Revenue Code of 1986, as amended. Replacement options will be granted under the same Option Plan as the related eligible options that are exchanged for the replacement options. The dates replacement options become exercisable will vary depending on the Option Plan under which the replacement options are granted as follows:

     - Replacement options granted under SkyShares will become exercisable in full on the first anniversary of the replacement option grant date.

     - Except for replacement options granted to executive officers, replacement options granted under the PCP in exchange for options granted in 1996 through 2002 will become exercisable in 50% increments on each of the first two anniversaries of the replacement option grant date. Replacement options granted under the PCP in exchange for options granted in 1995 will become exercisable in full on the first anniversary of the replacement option grant date.

     - Replacement options granted to our executive officers under the PCP will become exercisable in 25% increments on each of the first four anniversaries of the grant date.

     On their grant date, replacement options will have a term equal to the remaining term of the related eligible options that are exchanged for the replacement options, determined as of the cancellation date of the related eligible options. For instance, eligible options that had a remaining term of two years when cancelled will be exchanged for replacement options that will have a term of two years when granted. Replacement options are subject to earlier termination or forfeiture in certain circumstances, as described in this Offer to Exchange.

     IF FOR ANY REASON YOU ARE NOT AN ELIGIBLE EMPLOYEE ON THE DATE WE GRANT REPLACEMENT OPTIONS, OPTIONS ALREADY CANCELLED WILL NOT BE REINSTATED. YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR OPTIONS THAT ARE CANCELLED IN THE OFFER. In addition, we cannot guarantee that you will receive replacement options if we merge with or are acquired by another company between the date eligible options are cancelled and the grant date of the replacement options.

     The Offer is not conditioned upon any minimum number of options being exchanged, but is subject to the conditions described in Section 8 of this Offer to Exchange.

     If you choose not to exchange your eligible options, then those options will remain outstanding, and they will retain their current exercise price and other terms and conditions.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER DELTA NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE STOCK OPTION EXCHANGE

PROGRAM. YOU MUST MAKE YOUR OWN DECISION WHETHER TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     SEE "RISKS OF PARTICIPATING IN THE OFFER" BEGINNING ON PAGE 14 FOR A DISCLOSURE OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE OFFER.

     Shares of our common stock are listed on the NYSE under the symbol "DAL." On May 23, 2003, the closing price of our common stock as reported on the NYSE was $13.55 per share. WE RECOMMEND THAT YOU OBTAIN THE CURRENT MARKET PRICE FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.

     If you have questions about the Stock Option Exchange Program and the Offer, please go to the Option Exchange site on the HR Employee Connection on DeltaNet, our intranet site, where this Offer to Exchange will be available and where you may direct email questions about the Stock Option Exchange Program and the Offer to a Delta representative. You may also direct questions or requests for assistance or additional copies of this Offer to Exchange to the Delta Employee Service Center at 800-693-3582 (1-800-MY DELTA).

               IMPORTANT -- PROCEDURE FOR ELECTION TO PARTICIPATE

     Election Deadline. To participate in the Offer, you must make your election to participate by 7:00 p.m. ET on June 25, 2003, or such later time and date to which the Offer is extended (the "Election Deadline"). As discussed below, the manner in which you must make your election to participate in the Offer depends on whether your eligible options were granted under SkyShares or the PCP.

     SkyShares Exchange. If your eligible options were granted under SkyShares and you wish to participate in the Offer, you must make your election to participate by the Election Deadline. To make your election to participate, you must call Merrill Lynch at 888-335-8218 (for calls from the United States, Puerto Rico or Canada) or 609-818-8834 (for calls from outside the United States, Puerto Rico or Canada) prior to the Election Deadline and either:

     - access an automated system using your Personal Identification Number ("PIN") at any time of day prior to the Election Deadline. This system will instruct you by automated voice prompts as to the appropriate telephone keypad entries to make your election. (Note: if you were previously issued a PIN by Merrill Lynch, a reminder of the PIN was mailed to you separately. If you have misplaced your PIN, you may obtain a replacement PIN by calling a Merrill Lynch representative at the telephone numbers listed above); or

     - speak with a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     PCP Exchange. If your eligible options were granted under the PCP and you wish to participate in the Offer, you must make your election to participate by the Election Deadline. To make your election to participate, you must call Merrill Lynch at 866-297-0391 (for calls from the United States, Puerto Rico or Canada) or 770-390-7323 (for calls from outside the United States, Puerto Rico or Canada) prior to the Election Deadline and make your election by speaking to a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     You do not need to return any stock option agreements as they will automatically be cancelled if we accept your eligible options for exchange.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED

IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED OFFER DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
SUMMARY TERM SHEET..........................................     1
RISKS OF PARTICIPATING IN THE OFFER.........................    14
THE OFFER...................................................    21
  1.  The Offer.............................................    21
  2.  Eligible Employees....................................    21
  3.  Eligible Options; Exchange Ratio......................    21
  4.  Purpose of the Offer..................................    22
  5.  Procedures for Electing to Exchange Options...........    23
  6.  Withdrawal Rights.....................................    25
  7.  Acceptance of Options for Exchange and Cancellation
     and Grant of Replacement Options.......................    26
  8.  Conditions of the Offer...............................    27
  9.  Price Range of Common Stock Underlying the Options....    29
  10. Source and Amount of Consideration; Consequences of
      Delta Being Acquired; Terms of Replacement Options....    29
  11. Information Concerning Delta..........................    36
  12. Interests of Directors and Officers; Transactions and
     Arrangements Concerning the Options....................    38
  13. Status of Options Acquired in the Offer; Accounting
     Consequences of the Offer..............................    39
  14. Legal Matters; Regulatory Approvals...................    40
  15. Material U.S. Federal Income Tax Consequences.........    40
  16. Extension of the Offer; Termination; Amendment........    41
  17. Fees and Expenses.....................................    42
  18. Additional Information................................    42
  19. Forward-Looking Statements............................    43
  20. Miscellaneous.........................................    43
APPENDIX A
  Information Concerning the Directors and Executive
     Officers of Delta Air Lines, Inc.......................   A-1

                               SUMMARY TERM SHEET

     We are presenting a summary of this Offer to Exchange in the form of questions and answers about the material terms of the Offer. We urge you to read carefully the remainder of this Offer to Exchange because the information in this summary is not complete and additional important information is contained in the remainder of this document. We have included section references to the remainder of this Offer to Exchange where you can find a more complete description of the topics briefly discussed in this summary. The Offer is made subject to the terms and conditions of this Offer to Exchange as it may be amended or supplemented prior to the end of the Offer.

           GENERAL QUESTIONS ABOUT THE STOCK OPTION EXCHANGE PROGRAM

WHAT IS THE OFFER AND THE STOCK OPTION EXCHANGE PROGRAM?

     We are making the Offer, under our Stock Option Exchange Program, to eligible employees of Delta and its wholly-owned subsidiaries to exchange their eligible options for a designated fewer number of replacement options with a new exercise price. The terms and conditions of the Offer are set forth in this Offer to Exchange. Subject to and in accordance with the Offer, we:

     - will accept for exchange and cancel all eligible options for which proper elections to exchange are made and not validly withdrawn prior to the Election Deadline; and

     - expect to grant replacement options on the first business day that is at least six months and one day after the date the eligible options accepted for exchange are cancelled. (Sections 3, 7 and 10)

WHY ARE WE CONDUCTING THE STOCK OPTION EXCHANGE PROGRAM?

     Most of our employees' outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are making the Offer to provide eligible option holders with the opportunity to exchange their eligible options for a fewer number of replacement options with a new exercise price. The purpose of the Stock Option Exchange Program is to restore the intended retention and performance incentives of the options, and thereby more strongly align the interests of these option holder employees with those of our shareowners. (Section 4)

WHAT OPTIONS ARE WE OFFERING TO EXCHANGE?

     Outstanding options to purchase shares of our common stock held by eligible employees that were granted after 1994 under SkyShares or the PCP and that have an exercise price of $25 per share or more are eligible for exchange pursuant to the Offer. (Section 3)

DOES THE BOARD OF DIRECTORS HAVE A RECOMMENDATION CONCERNING THE OFFER?

     Although our Board of Directors has approved the Offer, neither Delta nor our Board of Directors makes any recommendation as to whether you should participate in the Stock Option Exchange Program. You must make your own decision whether or not to participate in the Stock Option Exchange Program. Members of our Board of Directors, including Leo F. Mullin, our Chief Executive Officer, are not eligible to participate. For questions regarding tax implications or other investment-related questions, you should talk to your own legal, investment and/or tax advisors. (Section 4)

                          QUESTIONS ABOUT ELIGIBILITY

WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?

     To be eligible to participate in the Offer, you must be:

     - An employee of Delta or one of our wholly-owned subsidiaries on a United States payroll; and

     - Actively employed, on military leave or on one of the following short-term leaves, as defined by Delta:

      - Short-term personal leave of absence;

      - Accident leave;

      - Sick leave;

      - Maternity or paternity leave;

      - Family medical leave;

      - Special 60-day leave;

      - Short-term disability; or

      - Other short-term leave approved by Delta.

     If you do not meet this definition, you are not eligible to participate in the Offer. This means that the following employees are NOT eligible to participate in the Offer:

     - Employees who are on a non-U.S. payroll of Delta or one of its subsidiaries;

     - Retirees;

     - Persons on furlough;

     - Persons receiving long-term disability benefits;

     - Terminated employees; or

     - Persons on leave other than military leave or one of the short-term leaves described above.

     In addition, our Chief Executive Officer is not eligible to participate in the Offer, nor are the other members of Delta's Board of Directors.

WHEN MUST I BE AN ELIGIBLE EMPLOYEE? WHAT IF I MOVE TO AN INELIGIBLE STATUS?

     To participate in the Offer and receive a grant of replacement options, you must be an eligible employee on the date the Offer commences (May 28, 2003), the date the Offer ends (currently scheduled for June 25, 2003) and the date we grant replacement options (which we currently intend to do on December 26, 2003). Your status as an eligible employee does not have to be continuous from the date the Offer commences through the date we grant replacement options as long as you qualify as an eligible employee on each of the three specified dates. If you are not an eligible employee on the date the Offer ends, any election you made to participate in the Offer will be automatically voided and your existing eligible options will remain outstanding. IF YOU ELECT TO PARTICIPATE IN THE OFFER AND WERE AN ELIGIBLE EMPLOYEE ON THE DATE THE OFFER COMMENCED AND THE DATE THE OFFER ENDED BUT YOU ARE NOT AN ELIGIBLE EMPLOYEE ON THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, YOUR EXISTING OPTIONS WILL HAVE BEEN CANCELLED AND YOU WILL NOT RECEIVE REPLACEMENT OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTIONS THAT WERE CANCELLED IN THE OFFER AND YOUR ELIGIBLE OPTIONS WILL NOT BE REINSTATED. (Section 2)

WILL EMPLOYEES OUTSIDE THE UNITED STATES BE ELIGIBLE?

     Employees of Delta or a subsidiary on a non-U.S. payroll (including those employees on any leave, retirees or persons on furlough) are not eligible to participate in the Offer. No outstanding options under the Pilots Plan are held by employees on non-U.S. payrolls of Delta or a subsidiary. We have employees in 28 countries other than the United States who hold outstanding options under the Nonpilots Plan. The options held by these employees that would otherwise be eligible for exchange in the Offer represent less than 1% of all eligible options. Due to the complexities of local laws and tax regulations, as well as the time and costs of making the Offer in all the countries other than the United States in which we have employees who hold these options, we have limited participation to employees on a United States payroll of Delta or one of our wholly-owned subsidiaries. Delta currently intends to provide at a later date some form of goodwill payment to its employees who are on a non-U.S. payroll of Delta or one of its wholly-owned subsidiaries who hold options that would otherwise be eligible for exchange in the Offer. (Section 2)

WHY ARE DELTA RETIREES AND INDIVIDUALS ON FURLOUGH AND LONG-TERM LEAVES OF ABSENCE NOT ELIGIBLE TO PARTICIPATE?

     The purpose of the Offer is to retain, motivate and provide an incentive to our current eligible employees. Extending the Offer to retirees and individuals on furlough and long-term leaves is not consistent with this purpose. In addition, the inclusion of these persons could cause Delta to take an accounting charge against earnings. (Sections 2 and 4)

IF I AM A RETIREE OF DELTA BUT AM ALSO AN ACTIVE EMPLOYEE OF A WHOLLY-OWNED SUBSIDIARY OF DELTA ON A U.S. PAYROLL, AM I ELIGIBLE TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM?

     Yes. If you are a Delta retiree but also an active employee of a wholly-owned subsidiary of Delta on a U.S. payroll on the date the Offer commences, the date the Offer ends and the date the replacement options are granted, you are eligible. Your retirement from Delta prior to the commencement of the Offer does not affect your eligibility as long as you are an active employee of a wholly-owned subsidiary of Delta on a U.S. payroll on those dates. (Sections 2 and 4)

DOES PARTICIPATION IN THE STOCK OPTION EXCHANGE PROGRAM CREATE A RIGHT TO CONTINUED EMPLOYMENT?

     No. Your election to exchange your eligible options and receive a future grant of replacement options gives you no legal or other right to continue your employment for any period. The rights of Delta and any of its subsidiaries to take any action with respect to your employment status is unrestricted by your election to participate in the Stock Option Exchange Program. IF YOU ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS AND FOR ANY REASON, INCLUDING DEATH OR DISABILITY, ARE NO LONGER AN ELIGIBLE EMPLOYEE ON THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR YOUR ELIGIBLE OPTIONS THAT WERE CANCELLED IN THE OFFER, NOR WILL THE CANCELLED OPTIONS BE REINSTATED. (Section 2)

WHAT HAPPENS IF I LEAVE DELTA AND ITS WHOLLY-OWNED SUBSIDIARIES, AM FURLOUGHED, MY EMPLOYMENT IS TERMINATED, I DIE OR I OTHERWISE BECOME INELIGIBLE DURING THE OFFER PERIOD?

     If, for any reason, you are not an eligible employee on the date the Offer ends (currently scheduled for June 25, 2003) you will not be eligible to participate in the Stock Option Exchange Program. Any election to participate in the Offer that you have already made will be automatically voided, you will not receive replacement options and your eligible options will remain in effect subject to their terms. (Section 2)

WHAT HAPPENS IF I LEAVE DELTA AND ITS WHOLLY-OWNED SUBSIDIARIES, AM FURLOUGHED, MY EMPLOYMENT IS TERMINATED, I DIE OR OTHERWISE BECOME INELIGIBLE AFTER THE OFFER ENDS BUT BEFORE THE REPLACEMENT OPTIONS ARE GRANTED?

     To receive a grant of replacement options pursuant to the Offer, you must be an eligible employee on the date we grant replacement options. If your employment terminates for any reason, including due to retirement, death or disability, or you otherwise become ineligible, before we grant replacement options, you will not receive replacement options. We intend to grant the replacement options on the first business day that is at least six months and one day following the date we cancel the eligible options accepted for exchange. This grant date is currently scheduled for December 26, 2003. Your status as an eligible employee does not need to be continuous from the date your options are cancelled until the date the replacement options are granted, but you must be an eligible employee on the replacement option grant date. IF YOU ARE NOT AN ELIGIBLE EMPLOYEE FOR ANY REASON, INCLUDING RETIREMENT, DEATH OR DISABILITY, ON THE DATE WE GRANT THE REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR YOUR OPTIONS THAT WERE CANCELLED IN THE OFFER, NOR WILL THE CANCELLED OPTIONS BE REINSTATED. (Sections 2 and 3)

ARE THERE ANY OTHER CIRCUMSTANCES UNDER WHICH I WOULD NOT BE GRANTED REPLACEMENT OPTIONS?

     Even if we accept your existing options for cancellation, we will not grant replacement options to you if we are prohibited from doing so by applicable law or regulations. For example, we could become prohibited from granting replacement options as a result of changes in SEC rules, regulations or policies, state securities laws or NYSE listing requirements. Currently, we are not aware of and do not anticipate any such prohibitions. (Section 14)

               QUESTIONS ABOUT THE STOCK OPTION EXCHANGE PROGRAM

WHY DON'T WE INSTEAD IMMEDIATELY REDUCE THE EXERCISE PRICE OF THE ELIGIBLE OPTIONS?

     Immediately reducing the exercise price of eligible options would require Delta to use variable accounting to account for the value of those options. For financial reporting purposes, variable accounting would require us to record and adjust compensation expense each quarter for every increase or decrease in the price of our common stock relating to outstanding repriced options until they are exercised, cancelled or expire. This could have negative consequences on our earnings. Additionally, the PCP requires shareowner approval for the exchange of options thereunder. At Delta's annual meeting of shareowners in April 2003, the shareowners approved amendments to the Option Plans to allow Delta to conduct the Stock Option Exchange Program under the terms outlined in this Offer to Exchange. Any other repricing or exchange of options would require additional shareowner approval. (Sections 7 and 13)

WHY WON'T I RECEIVE MY REPLACEMENT OPTIONS IMMEDIATELY AFTER THE END OF THE
OFFER?

     If we were to grant the replacement options earlier than six months and one day following the date we cancel the options accepted for exchange, this would be considered a "repricing" of eligible options and result in variable accounting. For financial reporting purposes, variable accounting would require us to record and adjust compensation expense each quarter for every increase or decrease in the price of our common stock underlying the outstanding repriced options until they are exercised, cancelled or expire. This could have negative consequences on our earnings. (Sections 7 and 13)

                    QUESTIONS ABOUT THE REPLACEMENT OPTIONS

HOW MANY REPLACEMENT OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY ELIGIBLE OPTIONS THAT ARE CANCELLED IN THE OFFER?

     Subject to the terms and conditions of the Offer, you will receive options to purchase a number of shares determined by applying the following exchange ratios to the eligible options you elect to exchange:

                                                    YOU WILL RECEIVE A REPLACEMENT OPTION TO PURCHASE ONE
                                                             SHARE OF DELTA COMMON STOCK FOR THE
IF THE ELIGIBLE OPTION THAT YOU ELECT TO EXCHANGE            EXCHANGE OF THE FOLLOWING NUMBER OF
HAS A GRANT DATE OF:                                            ELIGIBLE OPTIONS TO PURCHASE:
-------------------------------------------------   -----------------------------------------------------
January 1, 1995 through December 31, 1999                                  3 shares
January 1, 2000 through December 31, 2001                                  2 shares
January 1, 2002 through December 31, 2002                                1.5 shares

     The number of replacement options granted to Delta's executive officers who participate in the Offer will be 90% of the number of replacement options obtained by applying these exchange ratios. Our Chief Executive Officer is not eligible to participate in the Offer but our other executive officers -- Frederick Reid, Michele Burns, Vicki Escarra and Robert
Colman -- are eligible.

     The applicable exchange ratio will be applied separately to eligible options having the same grant date and, if there is any fractional number remaining after the number of replacement options is determined, the resulting number of replacement options will be rounded up to the nearest whole number. Replacement options will be granted under the same Option Plan as the related eligible options that are exchanged for the replacement options.

     In the event that there is any recapitalization, stock split, reverse stock split, or similar transaction or other change in corporate structure affecting our common stock before we grant the replacement options, we reserve the right to adjust the number of shares subject to the replacement options. Any such adjustment will be made in a way that we determine to be equitable and appropriate. (Section 3).

HOW DID YOU DETERMINE THE EXCHANGE RATIOS?

     Delta's objective in establishing the exchange ratios was to set the aggregate value of the replacement options approximately equivalent to the aggregate value of all eligible options. Delta worked with Mercer Human Resources Consulting, a nationally recognized compensation consulting firm, to estimate the option values and set the exchange ratios for the replacement options. Prior to the distribution of Delta's proxy materials in March 2003, Mercer estimated the option values using the Black-Scholes stock option valuation model, a common method used for estimating the value of a stock option, and based the exchange ratios on these option values at that time. Changes in the price of our common stock may affect this valuation but the exchange ratios will not change. (Section 3)

IF I DECIDE TO PARTICIPATE IN THE OFFER, CAN I CHOOSE WHICH OPTIONS TO EXCHANGE?

     If you elect to exchange any options under an Option Plan, you must exchange all eligible options under that Option Plan that have the same exchange ratio. Because all SkyShares options were granted during 1995-1999 and have the same exchange ratio, if you elect to exchange any eligible options granted under SkyShares, your election will be to exchange all eligible options under SkyShares.

WHEN WILL THE REPLACEMENT OPTIONS BECOME EXERCISABLE?

     The dates your replacement options will become exercisable will vary by the Option Plan under which the replacement options are granted. ALTHOUGH YOUR ELIGIBLE OPTIONS MAY BE FULLY EXERCISABLE NOW,

REPLACEMENT OPTIONS WILL BECOME EXERCISABLE OVER TIME (SUBJECT TO FORFEITURE AND EARLY TERMINATION IN CERTAIN CIRCUMSTANCES), AS FOLLOWS:

     - Replacement options granted under SkyShares will become exercisable in full on the first anniversary of the replacement option grant date.

     - Except for replacement options granted to executive officers, replacement options granted under the PCP in exchange for eligible options granted in 1996 through 2002 will become exercisable in 50% increments on each of the first two anniversaries of the replacement option grant date. Replacement options granted in exchange for eligible options granted in 1995 will become exercisable in full on the first anniversary of the replacement option grant date.

     - Replacement options granted to our executive officers will become exercisable in 25% increments on each of the first four anniversaries of the replacement option grant date.

     In addition, eligible options granted under the PCP, as well as the replacement options to be granted under the PCP, become exercisable and nonforfeitable on a Change in Control of Delta. Eligible options granted under SkyShares do not become exercisable or nonforfeitable upon a Change in Control of Delta, but the replacement options granted under SkyShares will become exercisable and nonforfeitable upon a Change in Control of Delta. As used in this Offer to Exchange, the term "Change in Control" shall have the meaning given to it in the PCP (Section 10)

WHAT WILL BE THE EXERCISE PRICE OF THE REPLACEMENT OPTIONS?

     The exercise price of the replacement options will be the closing price of Delta common stock on the NYSE on the date the replacement options are granted, which is currently scheduled for December 26, 2003. BECAUSE WE DO NOT INTEND TO GRANT REPLACEMENT OPTIONS UNTIL THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS AND ONE DAY FOLLOWING THE DATE WE CANCEL THE ELIGIBLE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE REPLACEMENT OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR ELIGIBLE OPTIONS. (Section 10)

WHEN WILL THE REPLACEMENT OPTIONS EXPIRE?

     On their grant date, replacement options will have a term equal to the remaining term of the related eligible options on the date they are cancelled. For instance, eligible options that had a remaining term of two years when cancelled will be exchanged for replacement options that will have a term of two years when granted. The eligible options generally had a term of ten years at their original grant date. Like the options they replace, replacement options will be subject to forfeiture or early termination in certain circumstances. (Section 10)

WHEN WILL I RECEIVE MY REPLACEMENT OPTIONS?

     We expect to grant the replacement options on the first business day that is at least six months and one day following the date when we cancel the options accepted for exchange. Subject to the terms and conditions of the Offer, we intend to accept for exchange and cancel all eligible options for which proper elections have been made and not validly withdrawn on the date the Offer ends, currently scheduled for June 25, 2003, and to grant replacement options on December 26, 2003. A certificate evidencing your replacement options will be sent to you after the grant of the replacement options. (Sections 3 and 10)

HOW WILL THE OTHER TERMS AND CONDITIONS OF MY REPLACEMENT OPTIONS BE DIFFERENT FROM THE TERMS AND CONDITIONS OF MY CANCELLED OPTIONS?

     The replacement options will be granted under the same Option Plan as the related eligible options and will be subject to the terms and conditions of that Option Plan. Generally, the replacement options will have the same terms and conditions as those related eligible options except that the number of shares underlying the replacement options, the exercise price of options, the schedule of exercisability and the expiration dates of such options will be different, as described in this Offer to Exchange. In addition, if your replacement options are granted under SkyShares, these options will become fully exercisable and nonforfeitable on a Change in Control of Delta. This does not occur with respect to options currently outstanding under SkyShares. Further, certain eligible options granted under the PCP provide that if an option holder's employment with Delta is terminated because of retirement within one year after the grant date, the options are forfeited. Replacement options granted under the PCP will not contain this provision. (Section 10)

IF I AM AN EXECUTIVE OFFICER, ARE ANY OF THE PROVISIONS OF THE REPLACEMENT OPTIONS DIFFERENT FOR ME THAN FOR OTHER ELIGIBLE EMPLOYEES?

     The number of replacement options granted to our executive officers will be 90% of the number of replacement options obtained by applying the applicable exchange ratios. In addition, replacement options granted to executive officers under the PCP will become exercisable in 25% increments on each of the first four anniversaries of the replacement option grant date. Upon exercise of replacement options, executive officers who participate in the Offer will be required to hold the underlying common stock for one year from the date of exercise. This restriction will not apply to shares used to pay the exercise price, minimum required tax withholding or the related brokerage commission. This holding period would lapse in certain circumstances. (Section 10)

WHAT EFFECT WILL MY TERMINATION OF EMPLOYMENT DUE TO RETIREMENT, DISABILITY OR DEATH HAVE ON THE EXERCISABILITY OF MY REPLACEMENT OPTIONS?

     If your replacement options are granted under SkyShares, your termination of employment with Delta or one of its subsidiaries due to Retirement, Disability or death (as those capitalized terms are defined in the SkyShares plan applicable to you) will not affect the period in which your replacement options are exercisable.

     If your replacement options are granted under the PCP, your termination of employment with Delta or one of its subsidiaries due to Retirement, Disability or death (as those capitalized terms are defined in the PCP) will affect the exercisability of your replacement options as follows:

     - if your employment terminates due to your Retirement or Disability, your replacement options will be exercisable only during the period

      - beginning on the later of (1) the first anniversary of the replacement option grant date or (2) the date your employment terminates due to Retirement or Disability; and

      - ending on and including the earlier of (1) the original expiration date of the replacement options or (2) the third anniversary of the date your employment terminates due to Retirement or Disability;

     - if your employment terminates due to your death, your replacement options will be exercisable only during the period

      - beginning on the date of your death; and

      - ending on and including the earlier of (1) the original expiration date of the replacement options or (2) the third anniversary of the date of your death.

     Certain other events may also impact the exercisability of replacement options granted under the Option Plans, as discussed in Section 10 of this Offer to Exchange.

         QUESTIONS ABOUT HOW TO ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS

HOW DO I ELECT TO PARTICIPATE IN THE OFFER?

     Election Deadline. To participate in the Offer, you must make your election by the Election Deadline. As discussed below, the manner in which you make your election to participate depends on whether your eligible options were granted under SkyShares or the PCP.

     SkyShares Exchange. If your eligible options were granted under SkyShares and you wish to participate in the Offer, you must make your election to participate by the Election Deadline. To make your election to participate, you must call Merrill Lynch at 888-335-8218 (for calls from the United States, Puerto Rico or Canada) or 609-818-8834 (for calls from outside the United States, Puerto Rico or Canada) prior to the Election Deadline and either:

     - access an automated system using your Personal Identification Number ("PIN") at any time of day prior to the Election Deadline. This system will instruct you by automated voice prompts as to the appropriate telephone keypad entries to make your election; or

     - speak with a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     In order to access the automated system or initiate a conversation with a Merrill Lynch representative, you will need your Social Security Number or the nine digit account number which appears on your Stock Option Record Keeping Statement included with this Offer to Exchange. If you were previously issued a PIN by Merrill Lynch, a reminder of the PIN was mailed to you separately. If you have misplaced the PIN, you may obtain a replacement PIN by calling a Merrill Lynch representative at the telephone numbers listed above. You may then use your PIN to exchange your options using the automated system.

     PCP Exchange. If your eligible options were granted under the PCP and you wish to participate in the Offer, you must make your election to participate by the Election Deadline. To make your election to participate, you must call Merrill Lynch at 866-297-0391 (for calls from the United States, Puerto Rico or Canada) or 770-390-7323 (for calls from outside the United States, Puerto Rico or Canada) prior to the Election Deadline and speak to a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     In order to initiate a conversation with a Merrill Lynch representative, you will need your Social Security Number or the nine digit account number which appears on your Stock Option Record Keeping Statement included with this Offer to Exchange.

HOW DO I WITHDRAW MY ELECTION TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM IF I CHANGE MY MIND?

     SkyShares Withdrawal. You may withdraw an election to exchange eligible options under SkyShares until 7:00 p.m. ET on June 25, 2003, or such later time and date to which the Offer is extended. To withdraw an election to exchange, you must call Merrill Lynch at 888-335-8218 (for calls from the United States, Puerto Rico or Canada) or 609-818-8834 (for calls from outside the United States, Puerto Rico or Canada) and make your withdrawal by speaking to a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday. After the above hours and on weekends, you may fax in a withdrawal request using the withdrawal form accompanying this Offer to Exchange. Complete and sign the form and fax to 303-264-5299. You should retain a confirmation of delivery of the fax.

     PCP Withdrawal. You may withdraw an election to exchange eligible options under the PCP until 7:00 p.m. ET on June 25, 2003, or such later time and date for which the Offer is extended. To withdraw an election to exchange, you must call Merrill Lynch at 866-297-0391 (for calls from the United States, Puerto Rico or Canada) or 770-390-7323 (for calls from outside the United States, Puerto Rico or Canada) and make your withdrawal by speaking to a Merrill Lynch representative between 8:00 a.m. and

7:00 p.m. ET, Monday through Friday. After the above hours and on weekends, you may fax in a withdrawal request using the withdrawal form accompanying this Offer to Exchange. Complete and sign the form and fax to 770-392-6627. You should retain a confirmation of delivery of the fax.

     THE DELIVERY OF A WITHDRAWAL FORM IS AT YOUR RISK, SO YOU SHOULD TAKE APPROPRIATE STEPS TO ENSURE THE FORM IS PROPERLY COMPLETED AND DELIVERED PRIOR TO THE ELECTION DEADLINE. INCOMPLETE OR UNSIGNED FORMS WILL NOT BE ACCEPTED AND, THEREFORE, WILL NOT WITHDRAW YOUR ELECTION TO EXCHANGE.

     Once you have withdrawn your election, you may again elect to participate in the Offer only by again following the proper election procedures. (Section 6)

WILL I RECEIVE A SUMMARY OF MY OPTION GRANTS?

     A summary of the options that you hold is included with this Offer to Exchange. The summary will be titled "Stock Option Record Keeping Statement."

IF I ELECT TO EXCHANGE MY ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS, DO I HAVE TO EXCHANGE ALL MY ELIGIBLE OPTIONS?

     If you elect to exchange eligible options:

     - having a grant date in the period beginning January 1, 1995 through and including December 31, 1999, you must elect to exchange all your eligible options having a grant date in that period;

     - having a grant date in the period beginning January 1, 2000 through and including December 31, 2001, you must elect to exchange all your eligible options having a grant date in that period; and

     - having a grant date in the period beginning January 1, 2002 through and including December 31, 2002, you must elect to exchange all your eligible options having a grant date in that period.

  EXAMPLES:

     If you hold an option granted under SkyShares on October 30, 1996 to purchase 100 shares of our common stock, another option granted under SkyShares on October 30, 1997 to purchase 200 shares of our common stock, and a third option granted under SkyShares on October 30, 1998 to purchase 150 shares of our common stock, then you may elect to exchange none or all of these options. You may elect to exchange eligible PCP options having a grant date of 1995-1999 without exchanging eligible options having a grant date of 2000-2001. (Section
3)

CAN I EXCHANGE OPTIONS THAT I HAVE ALREADY EXERCISED?

     No, the Offer pertains only to options and does not apply in any way to shares already purchased upon the exercise of options. If you have exercised an option in its entirety, then that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an option in part, then you may elect to exchange the remaining outstanding (i.e., unexercised) portion of that option. (Section 3)

CAN I EXCHANGE ELIGIBLE OPTIONS THAT ARE NOT EXERCISABLE?

     Yes, you may exchange any of your eligible options, whether or not they are exercisable. (Section 3)

IF I PARTICIPATE, WHAT WILL HAPPEN TO THE ELIGIBLE OPTIONS THAT I EXCHANGE?

     The options you elect to exchange in the Offer will be cancelled on or promptly following the Election Deadline. YOU WILL NO LONGER HAVE ANY RIGHTS UNDER THE OPTIONS THAT WE CANCEL, EVEN IF YOU ARE NOT AN ELIGIBLE EMPLOYEE ON THE DATE REPLACEMENT OPTIONS ARE GRANTED AND YOU THEREFORE DO NOT RECEIVE GRANTS OF REPLACEMENT OPTIONS. You will keep any eligible options that you do not elect to exchange and you may exercise them in accordance with their terms. (Section
3)

WILL I BE SENT A CONFIRMATION THAT I HAVE ELECTED TO EXCHANGE ELIGIBLE OPTIONS OR THAT I HAVE WITHDRAWN MY ELECTION TO PARTICIPATE?

     Yes. If you elect to participate in the Offer, then, within two business days, Merrill Lynch will mail a confirmation of your election and the number of eligible options that you elected to exchange for replacement options. Also, if you withdraw your election to participate, then, within two business days, Merrill Lynch will mail a confirmation of your withdrawal. If you do not receive a confirmation of your transaction within ten days of your transaction, you should contact Merrill Lynch at the appropriate telephone numbers listed in Sections 5 and 6 of this Offer to Exchange. (Section 5)

WILL I BE SENT A CONFIRMATION THAT MY ELIGIBLE OPTIONS WERE ACCEPTED FOR EXCHANGE IN THE OFFER AND WERE CANCELLED?

     Yes. Promptly following the end of the Offer, currently scheduled for June 25, 2003, if your eligible options were accepted for exchange and cancelled, Merrill Lynch will send you, by mail, a notification that your eligible options were accepted and cancelled and our agreement to grant you the replacement options on the terms set forth in the Offer. (Section 7)

               QUESTIONS ABOUT AN ACQUISITION OR MERGER OF DELTA

WHAT HAPPENS IF DELTA IS ACQUIRED BY OR MERGES WITH ANOTHER COMPANY AFTER I HAVE ELECTED TO EXCHANGE MY ELIGIBLE OPTIONS FOR CANCELLATION BUT PRIOR TO THE END OF THE OFFER?

     While we do not currently have any plans or proposals with respect to any transactions which could reasonably be expected to lead to an acquisition of Delta, our Board of Directors has a duty to consider alternatives for maximizing shareowner value. It is possible that a transaction could be proposed that our shareowners or our Board of Directors believes is in the best interests of Delta and our shareowners. If before the end of the Offer we announce plans to merge with or be acquired by another company or to sell part of our business, or if a tender or exchange offer with respect to some or all of our common stock or an acquisition of Delta is otherwise proposed, announced or made by another person or entity or is publicly disclosed, you can withdraw your election to participate in the Offer. In addition, in such event, we reserve the right to terminate the Offer. (Sections 6 and 8)

WHAT HAPPENS IF DELTA IS ACQUIRED BY OR MERGES WITH ANOTHER COMPANY AFTER MY ELIGIBLE OPTIONS HAVE BEEN CANCELLED BUT BEFORE REPLACEMENT OPTIONS ARE GRANTED?

     If we merge with or are acquired by another company after your eligible options are cancelled but before we grant the replacement options, we cannot guarantee that the acquiring company would be bound by our obligation to grant replacement options. It is possible that you would not receive any replacement options, securities of the acquiring company or any other compensation for your cancelled options. While we may seek to make provisions in such transaction for the grant of replacement options, we cannot guarantee that any replacement options would be granted in such an event.

     If the acquiring company is bound by or assumes our obligations with respect to the Offer, the replacement options could be options to purchase stock or other securities of the acquiring company, which might result in the right to receive options to purchase more or fewer of the acquiring company's securities than the number of shares of Delta common stock to be covered by your replacement options. The announcement of these types of transactions could significantly affect our stock price, including potentially increasing the price of our shares substantially, which could reduce or eliminate the benefit of participation in the Stock Option Exchange Program.

     If we merge into or are acquired by another company or sell part of our business, some or all of our employees may have their employment terminated in connection with the transaction or otherwise no longer be employed by Delta. Termination of your employment with Delta in these events or for any other reason means that you will receive neither replacement options nor any other compensation for your cancelled options. You must be an eligible employee on the grant date of the replacement options to receive replacement options. (Section 10)

             QUESTIONS ABOUT HOW THE STOCK OPTION EXCHANGE PROGRAM
                          AFFECTS FUTURE OPTION GRANTS

DOES DELTA PLAN TO MAKE ANY COMPANY-WIDE OPTIONS GRANTS BETWEEN THE CANCELLATION OF ELIGIBLE OPTIONS THAT ARE EXCHANGED AND THE REPLACEMENT OPTION GRANT DATE?

     No. We currently do not anticipate making any company-wide option grants. (Section 7)

WILL PARTICIPATION IN THE STOCK OPTION EXCHANGE PROGRAM AFFECT MY RECEIPT OF OTHER OPTIONS?

     Yes. We do not intend to grant participants in the Stock Option Exchange Program options under any of our equity compensation plans for six months after the cancellation of the eligible options they exchange in the Offer. This is necessary to avoid incurring any compensation expense because of accounting rules that could apply to such option grants as a result of the Offer. As stated above, we do not presently contemplate making any company-wide option grants. (Section 7)

                     QUESTIONS ABOUT PROGRAM ADMINISTRATION

WHEN DOES THE OFFER END? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

     The Offer is currently scheduled to end at 7:00 p.m. ET on June 25, 2003, unless it is extended by us. We may, in our discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will issue a press release or other public announcement of the extension no later than 9:00 a.m. ET on the next business day following the previously scheduled or announced Election Deadline of the Offer. (Sections 3 and 10)

ARE THERE ANY CONDITIONS TO THE OFFER?

     The Offer is not conditioned upon any minimum number of eligible options being exchanged. However, the Offer is subject to a number of conditions that could occur before the end of the Offer. If any of these conditions are triggered, including any lawsuit challenging the Offer, any third-party tender offer for our common stock or an acquisition proposal for Delta, among others, then we would be able to terminate the Offer. (Section 8)

WHAT HAPPENS IF I CHOOSE NOT TO EXCHANGE MY ELIGIBLE OPTIONS OR IF I ELECT TO EXCHANGE MY ELIGIBLE OPTIONS BUT THEY ARE NOT ACCEPTED FOR EXCHANGE?

     If you choose not to exchange your eligible options or if you fail to complete the process with Merrill Lynch for exchanging your eligible options, then your options will remain outstanding and they will retain their current exercise price and other terms and conditions. We reserve the right to reject any elections that are unlawful to accept. Otherwise, subject to the terms and conditions of the Offer, we will accept all properly made elections to exchange options that are not validly withdrawn prior to the Election Deadline. (Section
5)

HOW DO YOU DETERMINE WHETHER I HAVE PROPERLY ELECTED TO EXCHANGE MY ELIGIBLE OPTIONS?

     We will determine, in our discretion, all questions as to validity (including eligibility and time of election), receipt and acceptance of any election to exchange options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange eligible options that we determine are not properly made or are unlawful to accept. We will accept all eligible options for which proper elections have been made unless they are validly withdrawn before the Election Deadline. No election to participate in the Offer will be deemed to have been made properly until all defects or irregularities have been cured prior to the Election Deadline or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for any failure to give notice. (Section 5)

WHAT HAPPENS TO ELIGIBLE OPTIONS THAT I ELECT TO EXCHANGE THAT ARE ACCEPTED FOR EXCHANGE?

     Eligible options that we accept for exchange will be cancelled on or promptly following the Election Deadline. Shares underlying cancelled options that were originally granted under the PCP will become available for future grants under the PCP, including the grant of replacement options in accordance with the Offer. Shares underlying cancelled options that were granted under SkyShares will not be available for future grants other than for the grant of replacement options in accordance with the Offer. (Sections 10 and 13)

                     QUESTIONS ABOUT TAX CONSIDERATIONS AND
                       TAX STATUS OF REPLACEMENT OPTIONS

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS?

     If you exchange your eligible options for replacement options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the replacement options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes. State and local tax consequences may be different. We recommend that you consult with your own tax advisor to determine the tax consequences of exchanging options in the Offer. (Section 15)

WILL MY REPLACEMENT OPTIONS BE INCENTIVE STOCK OPTIONS OR NON-QUALIFIED OPTIONS?

     All eligible options are, and the replacement options will be, non-qualified stock options for purposes of the Internal Revenue Code of 1986, as amended. (Section 15)

                                MORE INFORMATION

WHAT HAPPENS IF THE CLOSING PRICE OF DELTA COMMON STOCK ON THE NYSE ON THE GRANT DATE OF THE REPLACEMENT OPTIONS IS HIGHER THAN THE EXERCISE PRICE OF ELIGIBLE OPTIONS CANCELLED IN THE STOCK OPTION EXCHANGE PROGRAM?

     There is the possibility that the closing price of Delta common stock on the NYSE on the grant date of the replacement options will be higher than the exercise price of your cancelled options. In that event, the replacement options you will be granted in exchange for the cancelled eligible options will have a higher exercise price than the eligible options that will have been cancelled. (Section 10)

WHAT RISKS SHOULD I CONSIDER?

     Before you decide whether or not to participate in the Offer, you should carefully read and consider all portions of the Offer, including risks relating to our business and the risks that are specifically related to the Offer, set forth on pages 14 to 19. We recommend that you also review carefully all material that we have filed with or furnished to the SEC.

TO WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE STOCK OPTION EXCHANGE PROGRAM OR IF I WOULD LIKE ADDITIONAL INFORMATION?

     The information contained in the Offer to Exchange should be read together with the information contained in the documents to which we have referred you. You should rely only on the information contained in this document or to documents to which we have referred you. We have not authorized any person EITHER INSIDE OR OUTSIDE OF DELTA to interpret the Offer or to make any representation or recommendation on our behalf in connection with the Offer.

     If you have questions about the Stock Option Exchange Program, go to the Option Exchange site on the HR Employee Connection on DeltaNet, our intranet site, where this Offer to Exchange will be available and where you may direct email questions about the Stock Option Exchange Program to a Delta representative. You may also call the Delta Employee Service Center at 800-693-3582 (1-800-MY DELTA) with questions about the Stock Option Exchange Program. If you have questions about your outstanding options or how to exchange your eligible options, call Merrill Lynch at the telephone numbers set forth in
Section 5 of this Offer to Exchange.

                      RISKS OF PARTICIPATING IN THE OFFER

     Participation in the Offer involves a number of risks, including those described below. This list highlights the material risks of participating in the Offer. Eligible employees should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the Offer. In addition, we strongly urge you to read the rest of this Offer to Exchange before deciding to participate in the Offer.

                                 ECONOMIC RISKS

 IF THE PRICE OF OUR COMMON STOCK INCREASES AFTER THE DATE ON WHICH YOUR ELIGIBLE OPTIONS ARE CANCELLED, YOUR ELIGIBLE OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE REPLACEMENT OPTIONS THAT YOU WILL RECEIVE IN THE STOCK OPTION EXCHANGE PROGRAM.

     Although the market price of our common stock is currently lower than the exercise price of all eligible options, the price of our common stock is set by the market and it could increase above the exercise price of your eligible options. For example, if you exchange eligible options with an exercise price of $34.50 per share, and the closing price of our common stock on the NYSE increases to a higher price per share on the date we grant the replacement options, your replacement options, which will be fewer in number than the eligible options you exchange, will have a higher exercise price than your options that are cancelled pursuant to the Offer.

 IF, AFTER YOUR EXISTING OPTIONS ARE CANCELLED BUT BEFORE WE GRANT THE REPLACEMENT OPTIONS, YOUR EMPLOYMENT TERMINATES FOR ANY REASON, INCLUDING AS A RESULT OF DEATH, RETIREMENT, A REDUCTION IN OUR WORKFORCE OR ANOTHER COMPANY'S ACQUISITION OF US, OR YOUR STATUS CHANGES TO ONE THAT IS NOT ELIGIBLE UNDER THIS OFFER FOR ANY REASON, YOU WILL NEITHER RECEIVE REPLACEMENT OPTIONS NOR HAVE ANY OF YOUR CANCELLED OPTIONS REINSTATED.

     Once we cancel the options that you elect to exchange, all of your rights under these options will terminate. Accordingly, if your employment with us or any of our wholly-owned subsidiaries terminates for any reason before the grant of the replacement options, you will have the benefit of neither the cancelled options nor any replacement options. This means that if you die, terminate your employment for any reason (including retirement), we terminate your employment for any reason (including through a reduction in our workforce) or your status changes to one that is not eligible under the Offer for any reason on the date we grant replacement options, you will not receive anything for the options that you elected to exchange and we cancelled in the Offer and your eligible options will not be reinstated. We have reduced our workforce in 2003 and may continue to do so during the year as part of an effort to reduce our expenses. SHOULD YOUR EMPLOYMENT TERMINATE OR YOUR STATUS CHANGES TO ONE THAT IS NOT ELIGIBLE UNDER THE OFFER FOR ANY REASON, AND YOU HAVE ELECTED TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM, YOU WILL HAVE THE BENEFIT OF NEITHER THE CANCELLED OPTIONS NOR ANY REPLACEMENT OPTIONS. In addition, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the replacement option grant date. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU ANY RIGHT TO REMAIN IN THE EMPLOYMENT OR OTHER SERVICE OF DELTA OR ANY OF OUR SUBSIDIARIES.

 IF YOU PARTICIPATE IN THE OFFER, WE DO NOT INTEND TO GRANT YOU ANY ADDITIONAL OPTIONS UNTIL DECEMBER 26, 2003, AT THE EARLIEST.

     Employees generally are eligible to receive option grants at any time that we choose to make such grants, although we do not currently plan to make any company-wide grants of stock options. We do not intend to grant employees who participate in the Offer any additional options until the first business day that is six months and one day after the date we cancel options, at the earliest, because we would incur adverse accounting consequences if we were to grant options to any of these employees prior to that time. Please note, however, that participation in the Offer will not entitle you to receive any future option grants other than any replacement options you are eligible to receive in exchange for your cancelled options.

 EVEN THOUGH THE ELIGIBLE OPTIONS YOU EXCHANGE IN THE OFFER MAY BE EXERCISABLE IN FULL, THIS WILL NOT BE THE CASE FOR YOUR REPLACEMENT OPTIONS.

     Eligible options granted under SkyShares are currently fully exercisable and eligible options granted under the PCP are fully or partially exercisable, depending on the original grant date (in both cases, subject to forfeiture or early termination in certain circumstances). Replacement options granted under SkyShares will become exercisable in full on the first anniversary of the replacement option grant date, while replacement options granted under the PCP to eligible employees who are not executive officers will become exercisable in 50% increments on the first and second anniversaries of the replacement option grant date (in both cases, subject to forfeiture and early termination in certain circumstances).

 IF WE ARE ACQUIRED BY OR MERGE WITH ANOTHER COMPANY OR ENTER INTO ANOTHER SIMILAR TRANSACTION, YOU MAY NOT RECEIVE ANY REPLACEMENT OPTIONS. IF YOU DO RECEIVE REPLACEMENT OPTIONS, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE REPLACEMENT OPTIONS THAT YOU RECEIVE, AND YOUR REPLACEMENT OPTIONS MAY HAVE LIMITED POTENTIAL FOR FUTURE PRICE APPRECIATION.

     In the event of a transaction involving us, such as a merger, a sale of all or substantially all of our assets or stock or other similar transaction, prior to the replacement option grant date, you may not be granted any replacement options. In the event of such a transaction, the acquiring company may not agree as part of the terms of the transaction to assume our obligation to grant replacement options.
Therefore, it is possible that you could give up your eligible options and not receive replacement options from the acquiring company.

     If we enter into a merger, a sale of all or substantially all of our assets or stock or other similar transaction, this could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, eligible employees who elect to participate in the Offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the transaction. If replacement options are issued to you after the announcement of a merger, consolidation or acquisition of Delta, the exercise price of the replacement options would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in eligible employees who do not participate in the Offer receiving a greater financial benefit than eligible employees who do participate. Also, your replacement options could be exercisable for stock of the acquiring company, which might not have a public trading market, rather than for Delta common stock, while eligible employees who decide not to participate in the Offer could exercise their options before the effective date of the merger or acquisition and sell their Delta common stock before the effective date of such transaction.

 IF WE ARE PROHIBITED BY APPLICABLE LAW OR REGULATIONS FROM GRANTING REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE REPLACEMENT OPTIONS, THE REINSTATEMENT OF YOUR CANCELLED OPTIONS, OR ANY OTHER CONSIDERATION.

     We will not grant replacement options to you if we are prohibited by applicable law or regulations from doing so. Such a prohibition could result from changes in SEC rules, regulations or policies, state securities laws or NYSE listing requirements. We are unaware of any such prohibition at this time but, if the grant of replacement options is prohibited as of the replacement option grant date, then we will not grant you any replacement options and you will not receive any other compensation for the options you elect to exchange in the Offer.

                 RISK FACTORS RELATING TO BUSINESS ENVIRONMENT

 THE TERRORIST ATTACKS IN 2001, MILITARY ACTION IN IRAQ AND OTHER WORLD EVENTS HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, OUR FINANCIAL RESULTS.

     Since the terrorist attacks of September 11, 2001 involving commercial aircraft of other airlines, Delta and the airline industry have faced the worst financial crisis in aviation history. The airline industry has experienced substantial revenue declines and cost increases which have resulted in industry-wide liquidity issues. Additionally, during the March 2003 quarter, the industry's financial results were negatively impacted by the military action in Iraq and the Severe Acute Respiratory Syndrome ("SARS") outbreak. Those effects continue, although they have been mitigated somewhat by a slowly recovering business environment, the Air Transportation Safety and System Stabilization Act ("Stabilization Act") and Delta's cost-cutting measures. Moreover, additional terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, could further negatively impact Delta and the airline industry.

     The future impact of the events of September 11, 2001 on our ability to weather the current financial crisis will depend on a number of factors, including, but not limited to, the following: (1) general economic conditions;
(2) the adverse impact of the terrorist attacks on the demand for air travel;
(3) the change in our operations and higher costs resulting from, and customer reaction to, new airline and airport security directives; (4) the availability and cost of war and terrorism risk and other insurance for Delta; (5) the credit rating downgrades of Delta and other airlines by Moody's and Standard & Poor's discussed below, and the possibility of additional downgrades, to the extent it makes it more difficult and/or more costly for us to obtain financing; (6) potential declines in the values of the aircraft in Delta's fleet or facilities and any related asset impairment charges; (7) additional terrorist activity and/or war; (8) our estimated pension funding obligations which are based on various assumptions, including actual market performance of our pension plan assets and future 30-year treasury bond yields; (9) actions by U.S. or foreign governments, including the Federal Aviation Administration (the "FAA") and other regulatory agencies and (10) the outcome of Delta's litigation

 AFTER THE TERRORIST ATTACKS IN 2001, THE CREDIT RATINGS OF DELTA WERE
 DOWNGRADED.

     Since September 11, 2001, the credit ratings on Delta's senior unsecured long-term debt and Delta's issuer credit rating have been lowered several times by Moody's and Standard & Poor's. The credit ratings of certain other airlines have also been adjusted by Moody's and Standard and Poor's several times since September 11, 2001. On March 28, 2003, Standard & Poor's lowered Delta's issuer credit rating from BB to BB-, and Delta's senior unsecured long-term debt rating from BB- to B. On April 10, 2003, Moody's downgraded Delta's senior implied debt rating from Ba3 to B1, and Delta's senior unsecured long-term debt rating from Ba3 to B3.

     Moody's outlook on our debt securities is negative and Standard & Poor's outlook on our issuer credit rating remains negative. There can be no assurance that our long-term debt rating will not be lowered further or withdrawn by a rating agency.

     Our current credit ratings have negatively impacted our ability (1) to issue unsecured debt, (2) to renew outstanding letters of credit that back certain of our obligations and (3) to obtain certain financial instruments that we use in our fuel hedging program. They have also increased the cost of our financing transactions and the amount of collateral required for certain financial instruments and insurance coverage.

 OUR INSURANCE COSTS HAVE INCREASED SUBSTANTIALLY AS A RESULT OF THE SEPTEMBER 11, 2001 TERRORIST ATTACKS AND FURTHER INCREASES IN INSURANCE COSTS OR REDUCTIONS IN COVERAGE COULD HAVE A MATERIAL ADVERSE IMPACT ON DELTA.

     As a result of the terrorist attacks of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war, or similar events. At the same time, they significantly increased the premiums for such coverage and for aviation insurance in general. Pursuant to authority granted in the Stabilization Act, the U.S. government has supplemented Delta's commercial war-risk insurance with a comprehensive war-risk liability policy to cover losses to passengers, third parties (ground damage) and the aircraft hull. This coverage was recently extended through August 2004. Delta expects that if the commercial insurance carriers reduce further the amount of insurance coverage available to Delta or further significantly increase the cost of aviation insurance, or if the U.S. government fails to renew the war-risk insurance that it provides, Delta's business, financial position, and results of operations could be materially adversely affected.

                         RISK FACTORS RELATING TO DELTA

 WE CONTINUE TO EXPERIENCE SIGNIFICANT OPERATING LOSSES.

     We reported a net loss of $466 million for the March 2003 quarter, or $3.81 loss per common share, compared to a net loss of $397 million for the March 2002 quarter, or $3.25 loss per common share. For the fiscal year ended December 31, 2002, we reported a net loss of $1.3 billion, or $10.44 loss per common share, compared to a net loss of $1.2 billion, or $9.99 loss per common share, for the fiscal year ended December 31, 2001.

     We estimate that our net loss for the June 2003 quarter will be substantially greater than our net loss for the June 2002 quarter. This estimate excludes the approximately $400 million of payments that we received from the U.S. government under the Emergency Wartime Supplemental Appropriations Act (the "Appropriations Act"). We do not anticipate significant improvement in our revenues in 2003 due to the difficult revenue environment. We also expect significant cost pressures related to increases in pension and interest expenses to continue. As a result, we expect to report a net loss for 2003.

 SIGNIFICANT CHANGES OR EXTENDED PERIODS OF HIGH FUEL COSTS WOULD MATERIALLY AFFECT OUR OPERATING RESULTS.

     Our results of operations can be significantly impacted by changes in the price and availability of jet fuel. Changes in jet fuel prices and availability have industry-wide impact. Accordingly, lower jet fuel prices may be offset by increased price competition and lower revenues for all air carriers. Moreover, there can be no assurance that we will be able to increase our fares in response to any future increases in fuel prices.

     Our jet fuel purchase contracts do not provide material protection against price increases or for assured availability of supplies. We purchase most of our jet fuel from petroleum refiners under contracts which establish the price based on various market indices. We also purchase aircraft fuel on the spot market from off-shore sources and under contracts which permit the refiners to set the price and give us the right to terminate upon short notice if the price is unacceptable.

     Although we are currently able to obtain adequate supplies of jet fuel, it is impossible to predict the future availability or price of jet fuel. Political disruptions or war involving oil producing countries, changes in government policy concerning aircraft fuel production, transportation or marketing, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and fuel price increases in the future.

 EMPLOYEE STRIKES AND OTHER LABOR-RELATED DISRUPTIONS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Strikes or labor disputes with unionized employees of Delta or Delta's affiliates may adversely affect our ability to conduct business. As of March 31, 2003, Delta and Delta's wholly-owned subsidiaries had a total of 72,299 full-time equivalent employees. Approximately 18% of these employees are represented by unions. Relations between air carriers and labor unions in the U.S. are governed by the Railway Labor Act, which provides that a collective bargaining agreement between an airline and a labor union does not expire but instead becomes amendable as of a stated date. Our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc. ("ASA"), is in collective bargaining negotiations with the Air Line Pilots Association, International ("ALPA"), which represents ASA's approximately 1,520 pilots. The outcome of these collective bargaining negotiations cannot presently be determined. In addition to the current ASA-ALPA negotiations, if Delta or Delta's affiliates are unable to reach agreement with any of their unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Work stoppages may adversely affect our ability to conduct our operations.

 WE EXPECT THAT WE WILL NEED TO RAISE SIGNIFICANT ADDITIONAL FINANCING.

     In the aftermath of the events of September 11, 2001, we raised substantial amounts of funding to finance capital commitments and day-to-day operations. We expect that we will need to raise significant additional financing in the future to cover our liquidity needs. To the extent we may be unable to access the capital markets for long-term capital spending requirements or short-term liquidity needs, or our financing costs continue to increase, including as a result of further credit rating downgrades, our business, financial position and results of operations would be materially adversely impacted.

 OUR INDEBTEDNESS AND OTHER OBLIGATIONS, INCLUDING PENSION FUNDING LIABILITIES, ARE SUBSTANTIAL AND COULD AFFECT OUR BUSINESS.

     We have now and will continue to have a significant amount of indebtedness. As of March 31, 2003, we had approximately $11.3 billion of indebtedness. Further, we expect to incur additional indebtedness. Our substantial indebtedness could have important consequences. For example, it could:

     - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for other purposes;

     - make us more vulnerable to economic downturns, limiting our ability to withstand competitive pressures and reducing our flexibility in responding to changing business and economic conditions; and

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

                 RISK FACTORS RELATING TO THE AIRLINE INDUSTRY

 THE AIRLINE INDUSTRY IS HIGHLY COMPETITIVE.

     We face significant competition with respect to domestic and international routes, services and fares. All domestic routes served by us are subject to competition from both new and established carriers, some of which have substantially lower costs than we have, and service over virtually all of our domestic routes is highly competitive. On most domestic and international routes, we compete with at least one, and usually more than one, scheduled passenger airline. We also compete with all-cargo carriers, charter airlines and, particularly on our shorter routes, surface transportation.

     International marketing alliances formed by domestic and foreign carriers, such as the Star Alliance (among United Airlines, Lufthansa German Airlines and others), the Oneworld Alliance (among American Airlines, British Airways and others) and the Wings Alliance (between Northwest Airlines and KLM-Royal Dutch Airlines), have significantly increased competition in international markets. Through marketing and codesharing arrangements with U.S. carriers, foreign carriers have obtained access to interior U.S. routes. Similarly, U.S. carriers have increased their ability to sell international transportation such as transatlantic services to and beyond European cities.

     The airline industry is characterized by substantial price competition. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve our passenger mile yield, our operating results will be adversely affected.

 THE AIRLINE INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

     Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA's regulations.

     Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a new per-ticket tax on passengers and a new tax on airlines. Subsequently, on April 16, 2003, President Bush signed into law the Appropriations Act which provides, among other things, for certain payments to the airline industry. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities are not made available. We cannot provide assurance that laws or regulations enacted in the future will not adversely affect it.

 SEASONALITY AND OTHER FACTORS IMPACT DEMAND FOR AIR TRAVEL.

     In general, demand for air travel is higher in the June and September quarters, particularly in international markets, because there is more vacation travel during these periods than during the remainder of the year. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. In addition, demand for air travel at particular airlines may be impacted from time to time by, among other things, actual or threatened disruptions to operations due to labor issues. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

 THE AIRLINE INDUSTRY HAS SUFFERED SIGNIFICANT LOSSES; AIRLINE BANKRUPTCIES AND OTHER RESTRUCTURING EFFORTS COULD ADVERSELY AFFECT THE AIRLINE INDUSTRY.

     The airline industry as a whole suffered significant losses in 2001 and 2002 and is expected to suffer significant losses for all of 2003. Many airlines, including Delta, have announced reductions in capacity, service and workforce in response to the industry-wide reductions in passenger demand and yields. In addition, since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the Bankruptcy Code, including US Airways, the seventh largest U.S. air carrier, and UAL Corporation (United Air Lines), the second largest U.S. air carrier. Since filing for Chapter 11 on August 11, 2002, US Airways has emerged from bankruptcy. Additionally, AMR Corporation has recently announced that it restructured certain labor costs and lowered its operating cost base. Successful completion of such reorganizations or restructurings could present Delta with competitors that have significantly lower operating costs derived from labor, supply, and financing contracts renegotiated under the protection of the Bankruptcy Code or otherwise. Historically, air carriers involved in reorganizations have undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including Delta. In addition, the market value of aircraft would likely be negatively impacted if a number of air carriers, including US Airways and United Air Lines, Inc., seek to further reduce capacity by eliminating aircraft from their fleets. In addition, the bankruptcies of these airlines and the possibility of bankruptcy for other airlines could make it more difficult and/or more costly for Delta to obtain financing.

 THE AIRLINE INDUSTRY HAS BEEN SIGNIFICANTLY IMPACTED BY THE SARS OUTBREAK.

     During the March 2003 quarter, the SARS outbreak, which has primarily centered in China and other Southeast Asian countries, with a number of cases in Toronto, Canada, significantly impacted airline industry revenues. Due to our small Pacific presence, however, the SARS outbreak had only a minimal impact on our March 2003 quarter revenues. We are not able to estimate the impact SARS may have on our future revenues due to uncertainty related to the spread of this outbreak.

                                   THE OFFER

1.  THE OFFER

     Upon the terms and subject to the conditions of the Offer described in this Offer to Exchange, we are offering to exchange eligible options in accordance with Section 3 below. Participation in the Offer is voluntary.

2.  ELIGIBLE EMPLOYEES

     Eligible employees are employees of Delta or one of our wholly-owned subsidiaries who are on a U.S. payroll and who are either actively employed, on military leave or on one of the following short-term leaves as defined by Delta: short-term personal leave of absence; accident leave; sick leave; maternity or paternity leave; family medical leave; special 60-day leave; short-term disability or other company-approved short-term leave. If you do not meet this definition, you are not eligible to participate in the Offer. This means that if you are on a non-U.S. payroll of Delta or one of our subsidiaries, terminated, retired, on furlough, receiving long-term disability benefits or on leave other than military leave or one of the short-term leaves described above, you are not eligible to participate in the Offer. In addition, our Chief Executive Officer is not eligible to participate in the Offer.

     You must be an eligible employee on each of the following three dates to participate in the Offer and receive a grant of replacement options: the date the Offer commences (May 28, 2003), the date the Offer ends (currently scheduled for June 25, 2003) and the date we grant the replacement options (currently expected to be December 26, 2003). You do not need to be an eligible employee continuously from May 28, 2003 through the date the replacement options are granted as long as you meet the definition of eligible employee on each of these three specified dates.

     If, for any reason, you are not an eligible employee on the date the Offer ends, any election to participate in the Offer that you have already made will be automatically voided and your eligible options will remain in effect subject to their terms.

     IF, FOR ANY REASON, YOU ARE NOT AN ELIGIBLE EMPLOYEE OF DELTA OR ONE OF OUR WHOLLY-OWNED SUBSIDIARIES ON THE DATE WE GRANT REPLACEMENT OPTIONS, OPTIONS ALREADY CANCELLED WILL NOT BE REINSTATED. YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR THE OPTIONS YOU ELECTED TO EXCHANGE IN THE OFFER. THIS MEANS THAT IF YOU DIE, TERMINATE YOUR EMPLOYMENT FOR ANY REASON (INCLUDING DUE TO RETIREMENT OR DISABILITY) OR YOUR STATUS CHANGES TO ONE THAT IS NOT ELIGIBLE UNDER THE OFFER FOR ANY REASON, OR WE TERMINATE YOUR EMPLOYMENT FOR ANY REASON (INCLUDING THROUGH A REDUCTION IN OUR WORKFORCE) BEFORE THE DATE WE GRANT REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE ANYTHING FOR THE OPTIONS THAT YOU ELECTED TO EXCHANGE AND WE CANCELLED IN THE OFFER.

     PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOYMENT OR OTHER SERVICE OF DELTA OR ANY OF OUR SUBSIDIARIES FOR ANY PERIOD. The rights of Delta and any of its subsidiaries to take any action with respect to your employment status is unrestricted by your election to participate in the Stock Option Exchange Program.

     Our executive officers other than our Chief Executive Officer are eligible to participate in the Stock Option Exchange Program on terms and conditions that are different from other eligible employees as described in this Offer to Exchange. As of the date hereof, we have not been advised as to whether any of these executive officers intends to participate in the Offer.

3.  ELIGIBLE OPTIONS; EXCHANGE RATIO

     We are offering to exchange outstanding options to purchase shares of our common stock held by eligible employees that were granted after 1994 under the Option Plans and that have an exercise price of $25 per share or more. Options granted in October 2002 under the PCP have exercise prices of less than $25 and are therefore not eligible for the Stock Option Exchange Program.

     If you properly elect to exchange eligible options and we accept them for exchange, then you will be entitled to receive, subject to the terms and conditions of the Offer, replacement options to purchase shares of our common stock as follows (subject to adjustments for any stock splits, stock dividends and similar events that occur before the grant date of the replacement options):

                                                      YOU WILL RECEIVE A REPLACEMENT OPTION TO PURCHASE ONE
IF THE ELIGIBLE OPTION THAT YOU ELECT TO EXCHANGE      SHARE OF DELTA COMMON STOCK FOR THE EXCHANGE OF THE
HAS A GRANT DATE OF:                                    FOLLOWING NUMBER OF ELIGIBLE OPTIONS TO PURCHASE:
-------------------------------------------------   ---------------------------------------------------------
January 1, 1995 through December 31, 1999...                                 3 shares
January 1, 2000 through December 31, 2001...                                 2 shares
January 1, 2002 through December 31, 2002...                               1.5 shares

     The number of replacement options granted to our executive officers who participate in the Offer will be 90% of the number determined in accordance with the above table.

     The applicable exchange ratio will be applied separately to eligible options having the same grant date and, if there is any fractional share remaining after the number of replacement options is determined, the resulting number of replacement options will be rounded up to the nearest whole share.

     If you elect to exchange any eligible options granted under an Option Plan, you must elect to exchange all eligible options under that Option Plan that have the same exchange ratio. All SkyShares options were granted during 1995 - 1999 so they have the same exchange ratio. Therefore, if you elect to exchange any eligible options granted under SkyShares, you must elect to exchange all your eligible options granted under SkyShares. If you elect to exchange any eligible options granted under the PCP, you must elect to exchange all eligible options under the PCP that have the same exchange ratio.

     In the event that there is any recapitalization, stock split, reverse stock split, or similar transaction or other change in corporate structure affecting our common stock before we grant the replacement options, we reserve the right to adjust the number of shares subject to the replacement options. Any such adjustment will be made as we deem equitable or appropriate.

     The Offer is currently scheduled to end at 7:00 p.m. ET on June 25, 2003, unless we extend the Offer. We may in our discretion extend the period of time during which the Offer will remain open.

4.  PURPOSE OF THE OFFER

     Given substantial declines in the market price of our common stock, particularly after the events of September 11, 2001, many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. For this reason, we believe these options cannot fulfill their intended purpose of retaining and motivating our employees, and we believe that employees are unlikely to exercise these options in the foreseeable future. We believe that the replacement options will provide employees with a more meaningful incentive to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for our shareowners.

     Our Board of Directors has approved the Offer and our shareowners have approved amendments to the Option Plans that allow Delta to make the Offer. We do not know if the replacement options will have a lower exercise price than the eligible options. The decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors if you have questions about your financial and/or tax situation.

     Subject to the foregoing, and except as otherwise disclosed in the Offer or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     - any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     - any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     - any material change in our present dividend rate or policy, or our indebtedness or capitalization;

     - any change in our present Board of Directors or management, including a change in the number and term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment, except previously announced reductions in the compensation of Leo F. Mullin, our Chief Executive Officer, and limitations on the compensation of Mr. Mullin and Fred Reid, our President and Chief Operating Officer, pursuant to the Appropriations Act;

     - any other material change in our corporate structure or business;

     - our common stock being delisted from a national securities exchange;

     - our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act");

     - the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

     - the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

     - any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER TO EXCHANGE AND CONSULT YOUR OWN LEGAL, INVESTMENT AND/OR TAX ADVISORS IF YOU HAVE QUESTIONS ABOUT YOUR FINANCIAL AND/OR TAX SITUATION. YOU MUST MAKE YOUR OWN DECISION WHETHER OR NOT TO ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS.

5.  PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS

     Proper Election to Participate in Offer and Exchange of Options. To elect to participate in the Offer and exchange eligible options, you must follow the instructions set forth below.

     Election Deadline. To participate in the Offer, you must make your election to participate by the Election Deadline, currently scheduled for 7:00 p.m. ET on June 25, 2003.

     SkyShares Exchange. If your eligible options were granted under SkyShares and you wish to participate in the Offer, you must make your election to participate by the Election Deadline. To make your election to participate, you must call Merrill Lynch at 888-335-8218 (for calls from the United States, Puerto Rico or Canada) or 609-818-8834 (for calls from outside the United States, Puerto Rico or Canada) prior to the Election Deadline and either:

     - access an automated system using your PIN at any time prior to the Election Deadline. This system will instruct you by automated voice prompts as to the appropriate telephone keypad entries to make your election; or

     - speak with a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     In order to access the automated system or initiate a conversation with a Merrill Lynch representative, you will need your Social Security Number or the nine digit account number which appears on your Stock Option Record Keeping Statement included with this Offer to Exchange. If you were previously issued a PIN by Merrill Lynch, a reminder of the PIN was mailed to you separately. If you have misplaced the PIN, you may obtain a replacement PIN by calling a Merrill Lynch representative at the telephone numbers listed above. You may then use your PIN to exchange your options using the automated system.

     PCP Exchange. If your eligible options were granted under the PCP and you wish to participate in the Offer, you must make your election to participate by the Election Deadline. To make your election to participate, you must call Merrill Lynch at 866-297-0391 (for calls from the United States, Puerto Rico or Canada) or 770-390-7323 (for calls from outside the United States, Puerto Rico or Canada) prior to the Election Deadline and make your election by speaking to a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     In order to initiate a conversation with a Merrill Lynch representative, you will need your Social Security Number or the nine digit account number which appears on your Stock Option Record Keeping Statement included with this Offer to Exchange.

     General Information. We will not accept elections to exchange your options by any means other than those set forth above. Merrill Lynch will mail you a confirmation of your election, identifying the eligible options you elected to exchange, within two business days of your election. If you do not receive the confirmation, you should contact Merrill Lynch at the telephone numbers listed above.

     A record will be kept of the telephone keypad entries you make if you make your election using the automated system or your conversation if you make your election by speaking with a Merrill Lynch representative.

     If you elect to exchange any eligible options granted under SkyShares, you must elect to exchange all your eligible options granted under SkyShares. If you elect to exchange any eligible options granted under the PCP, you must elect to exchange all eligible options under the PCP that have the same exchange ratio.

     The election to participate in the Offer and exchange eligible options is at your risk. It is your responsibility to ensure that your election is made prior to 7:00 p.m. ET on June 25, 2003 or any later time and date to which the Offer is extended. You should be sure to keep any confirmation that we send you confirming your election.

     Your election to participate in the Offer is not by itself an acceptance by Delta of your eligible options for exchange. For purposes of the Offer, we will be deemed to have accepted for exchange eligible options for which proper elections to exchange have been made and which are not validly withdrawn when we give notice to the option holders of our acceptance for exchange of such options, which we intend to do by press release. Options accepted for exchange will be cancelled on or promptly following the Election Deadline. You do not need to return any stock option agreements as they will be automatically cancelled if we accept your eligible options for exchange.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the validity (including eligibility and time of election), receipt and acceptance of any election to exchange options. Our determination of these matters will be final and binding on all interested persons, including you. We reserve the right to reject any or all options for which we determine elections were not properly made or that we determine are unlawful to accept. Otherwise, we will accept options for which elections have been properly and timely made and that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any election with respect to any particular options or any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and eligible options for which elections to exchange are made. No election to exchange options will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder by the Election Deadline or waived by us. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice. This is a one-time offer and we will strictly enforce the election period, subject only to an extension that we may grant in our sole discretion.

     Our Acceptance Constitutes an Agreement. Your election to exchange options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance of the options you elect to exchange pursuant to the Offer will constitute a binding agreement between Delta and you, upon the terms and subject to the conditions of the Offer.

     We currently expect that we will accept for exchange and cancel on or promptly following the Election Deadline all eligible options for which proper elections have been made and not been validly withdrawn. This means that if the Offer ends at 7:00 p.m. ET on June 25, 2003, as currently scheduled, we will accept for exchange and cancel eligible options for which proper elections to exchange have been made on this date.

     In order to administer the Offer, we must collect, use and transfer certain information regarding you and your option grants, and may have to provide that information to third parties who are assisting with the Offer. By electing to exchange eligible options by telephone call to Merrill Lynch, which is assisting us with the Offer, you agree to such collection, use and transfer of your personal data by us, our subsidiaries and the third parties assisting us with the Offer, but only for the purpose of administering your participation in the Offer. By electing to exchange eligible options by telephone call to Merrill Lynch, you also acknowledge and agree that:

     - the parties receiving this data may be located outside of your country, and the recipient's country may have different data privacy laws and protections than yours;

     - the data will be held only as long as necessary to administer and implement the Stock Option Exchange Program;

     - you can request from us a list of the parties that may receive your data;

     - you can request additional information about how the data is stored and processed; and

     - you can request that the data be amended if it is incorrect.

     You can withdraw your consent to the collection, use and transfer of your data by contacting us. You should note, however, that if you withdraw your consent, it may affect your ability to participate in the Stock Option Exchange Program. Please contact the Delta Employee Service Center at 800-693-3582 (1-800-MY DELTA) if you have any questions.

6.  WITHDRAWAL RIGHTS

     You may withdraw the eligible options that you previously elected to exchange only in accordance with the provisions of this Section 6.

     Withdrawals of eligible options that you previously elected to exchange must be made by the Election Deadline, currently scheduled for 7:00 p.m. ET on June 25, 2003. If we extend the Offer beyond this currently scheduled time and date, you may withdraw your eligible options at any time until the extended end of the Offer.

     In addition, although we intend to accept all eligible options promptly following the Election Deadline, if we have not accepted your options by 12:00 a.m. ET on July 23, 2003, the 40th business day after the commencement of the Offer, you may withdraw your options at any time thereafter.

     To withdraw an election to exchange eligible options under SkyShares, you must, by the Election Deadline, call Merrill Lynch at 888-335-8218 (for calls from the United States, Puerto Rico or Canada) or 609-818-8834 (for calls from outside the United States, Puerto Rico or Canada) and make your withdrawal by speaking to a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday. To withdraw an election to exchange eligible options under the PCP, you must, by the Election Deadline, call Merrill Lynch at 866-297-0391 (for calls from the United States, Puerto Rico or Canada) or 770-390-7323 (for calls from outside the United States, Puerto Rico or Canada) and make your withdrawal by speaking to a Merrill Lynch representative between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

     After the above hours and on weekends, you may fax in a withdrawal request using the separate withdrawal forms accompanying this Offer to Exchange. To withdraw eligible options under SkyShares that you have elected to exchange, complete and sign the form and fax the form to 303-264-5299. To withdraw eligible options under the PCP that you have elected to exchange, complete and sign the form and fax the form to 770-392-6627. You should retain the confirmation of delivery of the fax.

     THE DELIVERY OF A WITHDRAWAL FORM IS AT YOUR RISK, SO YOU SHOULD TAKE APPROPRIATE STEPS TO ENSURE THE FORM IS PROPERLY COMPLETED AND TIMELY DELIVERED. INCOMPLETE OR UNSIGNED FORMS WILL NOT BE ACCEPTED AND, THEREFORE, WILL NOT WITHDRAW YOUR ELECTION TO EXCHANGE. Within two business days following withdrawal, Merrill Lynch will confirm by mail that you have withdrawn your eligible options. If you do not receive this confirmation within ten days after the transaction, you should contact Merrill Lynch at the appropriate telephone number listed above.

     A record will be kept of your conversation if you withdraw your options by speaking with a Merrill Lynch representative.

     We will determine, in our sole discretion, all questions as to the validity, including timeliness, form and receipt of withdrawals. Our determination of these matters will be final and binding on all interested persons, including you. Neither we nor any other person is obligated to give notice of any defects or irregularities in any withdrawal, nor will anyone incur any liability for failure to give any such notice.

     Once you have withdrawn eligible options, you may elect to participate in the Offer again only by following the proper election procedures. If you do not wish to withdraw any eligible options from the Offer, but would like to elect to exchange additional eligible options, you must follow the procedures outlined in
Section 5 of this Offer to Exchange.

7. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND GRANT OF REPLACEMENT OPTIONS

     Upon the terms and subject to the conditions of the Offer and on or promptly following the Election Deadline, we will accept for exchange and cancel all eligible options for which proper elections to exchange have been made and not validly withdrawn before the Election Deadline. We intend to grant replacement options on the first business day that is at least six months and one day after the cancellation of eligible options. Thus, if your options are accepted for exchange and cancelled on June 25, 2003, the current date on which the Offer is scheduled to end, we intend to grant replacement options on December 26, 2003, which is the first business day that is at least six months and one day after the scheduled end of the Offer. If we extend the period of time during which the Offer remains open, the replacement option grant date will be similarly delayed. Once your eligible options are cancelled, you will no longer have any rights with respect to these options.

     For purposes of the Offer, we will be deemed to have accepted for exchange options for which proper elections have been made and which are not validly withdrawn when we give notice to the option holders of our acceptance for exchange and cancellation of such options, which we intend to do by press release.

     Subject to the terms and conditions of the Offer, the number of replacement options that you will receive, in exchange for your eligible options that are cancelled, will be determined as set forth in Section 3 of this Offer to Exchange.

     If we accept the options that you exchange in the Offer, we do not intend to grant you any additional options during the period of at least six months and one day after the date we accept for exchange and cancellation the eligible options you elect to exchange in the Offer. This is necessary to avoid incurring any compensation expense against Delta's earnings because of accounting rules that could apply to interim option grants as a result of the Offer.

     Promptly following our acceptance and cancellation of eligible options, Merrill Lynch will send you by mail a notification that we have accepted and cancelled your eligible options and our agreement to grant you replacement options upon the terms and subject to the conditions of the Offer. This agreement will evidence our binding commitment to grant your replacement options subject to the terms and conditions of the Offer.

     TO RECEIVE A GRANT OF REPLACEMENT OPTIONS PURSUANT TO THE OFFER, YOU MUST BE AN ELIGIBLE EMPLOYEE ON THE DATE WE GRANT REPLACEMENT OPTIONS. IF YOU ARE NOT AN ELIGIBLE EMPLOYEE ON THE DATE WE GRANT REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE REPLACEMENT OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR OPTIONS THAT ARE CANCELLED IN THE OFFER. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOYMENT OR OTHER SERVICE OF DELTA OR ANY OF OUR SUBSIDIARIES.

     Options that you choose not to elect to exchange or that we do not accept for exchange will remain outstanding until they expire by their terms.

8.  CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, we will not be required to accept any eligible options for which elections to exchange are made, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after the commencement of the Offer and before the Election Deadline any of the following events has occurred, or has been determined by us in our reasonable judgment to have occurred, and in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options that you elect to exchange:

          (a) there shall have been any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the eligible options, the issuance of replacement options, or otherwise relates to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Delta or any of our subsidiaries;

          (b) there shall have been any action or proceeding threatened, pending or taken or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or Delta or any of our subsidiaries, by any court or any agency, authority or tribunal that, in our reasonable judgment, would or might directly or indirectly:

             (1) make the acceptance for exchange of, or grant of replacement options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the Offer or that otherwise relates in any manner to the Offer;

             (2) delay or restrict our ability, or render us unable, to accept for exchange, or grant replacement options for, some or all of the tendered options; or

             (3) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Delta or any of our subsidiaries;

          (c) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with the Offer for financial reporting purposes;

          (d) there shall have occurred:

             (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

             (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

             (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

             (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment will likely affect, the extension of credit by banks or other lending institutions in the United States;

             (5) any increase above $30 per share in the market price of the shares of our common stock, or any change in the general political, market, economic or financial conditions in the United States or abroad, including, without limitation, as a result of terrorist activities after the date hereof, that has or is reasonably likely to have, in our reasonable judgment, a material adverse effect on our or any of our subsidiaries' business, condition (financial or other), operations or prospects or on the trading volume and/or price of the shares of our common stock;

             (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

             (7) the decline of the Dow Jones Industrial Average, the NYSE or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on May 28, 2003;

          (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

             (1) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
        Schedule 13D or Schedule 13G with the SEC on or before May 28, 2003;

             (2) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before May 28, 2003 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

             (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

          (f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Delta or any of our subsidiaries that, in our reasonable judgment, has or is reasonably likely to have a material adverse effect on Delta or any of our subsidiaries.

     The conditions to the Offer are for Delta's benefit. Before the Election Deadline, we may assert them in our reasonable discretion, regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time before the Election Deadline, in our sole discretion, whether or not we waive any other condition to the Offer. All conditions must be satisfied or waived as of the Election Deadline.

     Our failure or omission at any time prior to the Election Deadline to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. In the event that we waive a condition for any particular option holder, we will waive such condition for all option holders. Any determination we make concerning the events described in this Section 8 will be final and binding upon all interested persons, including you.

9.  PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS

     The following table shows the high and low closing prices on the NYSE and cash dividends per share of our common stock for the periods indicated.

                                                                PRICE OF
                                                              COMMON STOCK
                                                             ---------------    CASH DIVIDENDS
YEAR 2003                                                     HIGH     LOW     PER COMMON SHARE
---------                                                    ------   ------   ----------------
QUARTER ENDED:
March 31...................................................  $13.73   $ 6.75        $0.025

YEAR 2002
---------
QUARTER ENDED:
March 31...................................................  $38.69   $28.52        $0.025
June 30....................................................   32.65    18.30         0.025
September 30...............................................   20.12     8.30         0.025
December 31................................................   14.09     6.10         0.025

YEAR 2001
---------
QUARTER ENDED:
March 31...................................................  $52.94   $37.51        $0.025
June 30....................................................   48.05    37.80         0.025
September 30...............................................   46.56    20.00         0.025
December 31................................................   31.15    22.20         0.025

     Delta's common stock is traded on the NYSE under the symbol "DAL." As of December 31, 2002, there were 22,390 registered owners of common stock.

     As of May 23, 2003, the closing sale price of our common stock on the NYSE was $13.55 per share.

     Our stock price has been, and in the future may be, highly volatile. Our stock price could rise prior to the grant of the replacement options and thereafter fall. The trading price of our common stock has fluctuated widely in the past and may continue to do so in the future, as a result of a number of factors, many of which are outside our control. We do not intend to grant replacement options until the first business day that is at least six months and one day after the date the eligible options you elect to exchange are accepted and cancelled. The exercise price of the replacement options will be the closing price of Delta common stock reported on the NYSE on the date they are granted. The exercise price of the replacement options may be higher than the exercise price of your options cancelled in the Offer. In addition, our common stock may thereafter trade at prices below the exercise price of the replacement options.

     WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER OR NOT TO PARTICIPATE IN THE OFFER.

10. SOURCE AND AMOUNT OF CONSIDERATION; CONSEQUENCES OF DELTA BEING ACQUIRED; TERMS OF REPLACEMENT OPTIONS

  CONSIDERATION

     If you properly elect to exchange eligible options and we accept them for exchange, you will be entitled to receive, subject to the terms and conditions of the Offer, a designated fewer number of replacement options to purchase shares of our common stock. The replacement options will be issued under the PCP, Nonpilots Plan or Pilots Plan. We intend to grant each replacement option under the same plan as the related eligible option was granted; provided, that in exchange for eligible options previously granted under a predecessor plan to the PCP, we intend to grant replacement options under the PCP. Subject to adjustments for any stock splits, subdivisions, combinations, stock dividends and similar events, and subject to the other terms and conditions of the Offer, you will be entitled to receive replacement options, based on the grant date of the eligible options you elect to exchange, as follows:

                                                     YOU WILL RECEIVE A REPLACEMENT OPTION TO PURCHASE ONE
IF THE ELIGIBLE OPTION THAT YOU ELECT TO EXCHANGE        SHARE OF DELTA COMMON STOCK FOR THE EXCHANGE
HAS A GRANT DATE OF:                                OF THE FOLLOWING NUMBER OF ELIGIBLE OPTION TO PURCHASE:
-------------------------------------------------  ---------------------------------------------------------
January 1, 1995 through December 31, 1999                                   3 shares
January 1, 2000 through December 31, 2001                                   2 shares
January 1, 2002 through December 31, 2002                                 1.5 shares

     Executive officers of Delta will receive only 90% of the replacement options to which he or she would otherwise be entitled by application of the applicable exchange ratio to the eligible options they elect to exchange.

     The applicable exchange ratio will be applied separately to eligible options having the same grant date and, if there is any fractional share remaining after the number of replacement options is determined, the resulting number of replacement options will be rounded up to the nearest whole share.

     In the event that there is any recapitalization, stock split, reverse stock split, or similar transaction or other change in corporate structure affecting our common stock before we grant the replacement options, we reserve the right to adjust the number of shares subject to the replacement options. Any such adjustment will be made in a way that we determine to be equitable and appropriate.

     If you elect to exchange any eligible options granted under SkyShares, you must elect to exchange all your eligible options granted under SkyShares. If you elect to exchange any eligible options granted under the PCP, you must elect to exchange all your eligible options under the PCP that have the same exchange ratio.

     If we receive and accept for exchange all eligible options outstanding as of May 1, 2003, we will grant replacement options to purchase approximately 15 million shares of our common stock, which will represent approximately 12% of the total shares of our common stock outstanding as of that date. In the case of SkyShares, to the extent the shares underlying the cancelled eligible options are not used in connection with the Offer to grant replacement options, they will not be available for future grants. In the case of the PCP, the shares underlying the cancelled eligible options not used in connection with the Offer to grant replacement options will be available for future grants under the PCP.

 EFFECT OF A MERGER OR ACQUISITION BEFORE WE GRANT REPLACEMENT OPTIONS

     If we merge into or are acquired by another company after we cancel eligible options in the Offer but before we grant the replacement options, the terms of the replacement options will depend on how the acquisition is structured and on the terms of the acquisition agreement between the acquirer and us.

     No Guarantee the Acquiring Company Bound by Offer. If we merge into the acquiring company such that the acquiring company is the surviving entity, the acquiring company would automatically be bound by our obligations with respect to the Offer. We might also be acquired through a merger or other transaction in which we become a subsidiary of the acquiring company. In that event, the acquiring company would not automatically be bound by or assume our obligations with respect to the Offer. We may seek to make provision in the acquisition agreement for eligible employees whose eligible options have been cancelled in the Offer but cannot guarantee what, if any, provision would be made. As a result, we cannot guarantee that any replacement options would be granted in the event of such an acquisition.

     Effect if Acquiring Company Assumes Obligations in Offer. If we are acquired before the replacement option grant date in a transaction in which the acquiring company is bound by or assumes our obligations with respect to the Offer, the replacement options would become options to purchase stock or other securities of the acquiring company. THE TYPE OF SECURITIES COVERED BY THE REPLACEMENT OPTION FOR SECURITIES IN THE ACQUIRING COMPANY MIGHT NOT BE THE TYPE YOU WOULD HAVE RECEIVED IN THE TRANSACTION. As a result of the ratio in which Delta common stock may convert into an acquiring company's securities in an acquisition transaction, you might receive options to purchase more or fewer of the acquiring company's securities than the number of shares of Delta common stock to be covered by your replacement options.

     Effect of Employment. If we merge into or are acquired by another company or sell part of our business, the employment of some or all of our employees may be terminated in connection with the transaction. Also, if we sell part of our business, some of our employees will no longer be employed by Delta or a Delta subsidiary, even if they continue to be employed by the acquiring company. TERMINATION OF YOUR EMPLOYMENT WITH DELTA OR A WHOLLY-OWNED DELTA SUBSIDIARY IN THESE EVENTS OR FOR ANY OTHER REASON BEFORE THE REPLACEMENT OPTIONS ARE GRANTED MEANS THAT YOU WILL RECEIVE NEITHER REPLACEMENT OPTIONS NOR ANY OTHER CONSIDERATION FOR YOUR CANCELLED OPTIONS. YOU MUST BE AN ELIGIBLE EMPLOYEE OF DELTA OR ONE OF OUR WHOLLY-OWNED SUBSIDIARIES ON THE REPLACEMENT OPTION GRANT DATE TO RECEIVE A REPLACEMENT OPTION.

     Timing and Structure of Transaction May Affect Value of
Options. Regardless of any such transaction, subject to the other terms and conditions of the Offer, we expect that the replacement option grant date will be the first business day that is six months and one day after the cancellation date. If you participate in the Offer and such a transaction occurs after your options are cancelled but before the replacement option grant date, you will not be able to exercise the cancelled options or the replacement options before the effective date of the transaction. You should be aware that these types of transactions could significantly affect our stock price, including potentially increasing the price of our shares substantially. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of replacement options granted to you, if any, after the announcement of a merger or other acquisition would reflect any appreciation in our stock price resulting from the announcement and could, therefore, exceed the exercise price of your current options. This could result in option holders who do not participate in the Offer receiving a greater financial benefit than option holders who do participate. In addition, your replacement options may be exercisable for stock of the successor company, not Delta common stock, while option holders who decide not to participate in the Offer could exercise their options before the effective date of the merger or acquisition and sell their Delta common stock before the effective date.

  GENERAL TERMS OF REPLACEMENT OPTIONS

     The replacement options will be granted under the same Option Plan as the related eligible options were granted, will be subject to the terms and conditions of that Option Plan and will be evidenced by a stock option certificate. The terms and conditions of the replacement options will vary from the terms and conditions of the eligible options for which they are exchanged in terms of the number of shares underlying such options, the exercise price of such options, the options' schedule of exercisability and the expiration of such options.

     If your replacement options are granted under SkyShares, these options will become fully exercisable and nonforfeitable on a Change in Control of Delta. This does not occur with respect to options currently outstanding under SkyShares. In addition, eligible options granted under the PCP in 2001 and 2002 provide that if an option holder's employment with Delta is terminated because of Retirement (as defined in the PCP) within one year after the grant date, the options are forfeited. Replacement options granted under the PCP will not include this provision. Further, replacement options granted under the PCP to executive officers of Delta will differ from replacement options granted under the PCP to non-executive officers as follows: (1) executive officers will not be allowed to transfer the shares of Delta common stock acquired by exercising the replacement options for a period of one year after exercise, subject to certain exceptions; (2) the replacement options will become exercisable over a longer period; and (3) the number of replacement options granted in exchange for eligible options will be 90% of the exchange ratio applied for participants who are not executive officers of Delta.

     IMPORTANT NOTE: THE DESCRIPTIONS BELOW OF THE REPLACEMENT OPTIONS ARE MERELY A SUMMARY OF THE MATERIAL TERMS OF THE REPLACEMENT OPTIONS AND MAY NOT BE COMPLETE. FOR COMPLETE INFORMATION PLEASE

REFER TO THE OPTION PLANS AS AMENDED THAT WE HAVE FILED WITH THE SEC AS EXHIBITS TO OUR TENDER OFFER STATEMENT ON SCHEDULE TO OF WHICH THIS OFFER TO EXCHANGE IS A PART. YOU MAY ALSO GO TO THE OPTION EXCHANGE SITE ON THE HR EMPLOYEE CONNECTION ON DELTANET, OUR INTRANET SITE, WHERE YOU MAY DIRECT EMAIL QUESTIONS ABOUT THE STOCK OPTION EXCHANGE PROGRAM AND THE OFFER TO A DELTA REPRESENTATIVE. YOU MAY ALSO DIRECT QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO EXCHANGE TO THE DELTA EMPLOYEE SERVICE CENTER AT 800-693-3582 (1-800-MY DELTA). UPON REQUEST, WE WILL PROMPTLY FURNISH YOU COPIES OF THESE DOCUMENTS AT OUR EXPENSE.

 TERMS OF REPLACEMENT OPTIONS TO BE GRANTED UNDER SKYSHARES

     General. The Nonpilots Plan and the Pilots Plan are broad-based stock option plans for non-management employees and pilots, respectively, pursuant to which stock options were granted in 1996, 1997 and 1998. Both the Nonpilots Plan and the Pilots Plan were adopted by the Board of Directors and approved by shareowners. All replacement options granted under SkyShares will be deemed "non-qualified" for purposes of the Internal Revenue Code of 1986, as amended.

     Administration. The Nonpilots Plan and the Pilots Plan are administered by the Personnel & Compensation Committee of the Board of Directors (the "Committee"). Subject to the terms of SkyShares, the Committee may construe and interpret SkyShares, establish rules and regulations relating thereto, and take all actions in connection therewith as it may deem necessary, appropriate or advisable to carry out the provisions of SkyShares. Notwithstanding the foregoing, the Pilots Plan provides that disputes arising out of Committee actions with respect to the interpretation, administration or application of the Pilots Plan are subject to certain dispute resolution procedures in the pilot collective bargaining agreement between Delta and ALPA.

     Term. Each replacement option will have a term equal to the remaining term of the corresponding eligible option as of the date of its cancellation, subject to earlier termination or forfeiture in certain circumstances. For example, eligible options that had a remaining term of two years when cancelled will be exchanged for replacement options having a term of two years on their grant date, subject to earlier termination or forfeiture in certain circumstances.

     Time of Exercise; Termination of Employment. Generally, you may exercise the portion of your replacement options which has become exercisable (see "Exercisability" on page 33) at any time prior to the expiration (or earlier termination or forfeiture) of the options.

     However, the following provisions will apply to replacement options granted under the Nonpilots Plan: (1) if your employment is terminated by Delta or any of its subsidiaries for reasons other than Retirement, death, Disability, Leave of Absence or Furlough (as such capitalized terms are defined in the Nonpilots
Plan), or if you resign from employment with Delta or any of its subsidiaries, any unexercised replacement options that you hold will be immediately forfeited;
(2) if you Retire or are on Disability, Leave of Absence or Furlough, you will be entitled to exercise your replacement options to the same extent as if you had remained in active employment with Delta or any of its subsidiaries, except that if you are on Furlough, your exercise period will terminate on the earlier of (A) the applicable original expiration date of the replacement options, or
(B) the date you terminate from Delta or any of its subsidiaries and forfeit your recall rights and (3) if you die while employed by Delta or any of its subsidiaries, your replacement options may be exercised on your behalf, to the same extent as if you had remained in active employment with Delta or any of its subsidiaries, by the person or persons named in a written designation by you delivered to a party designated by the Committee or, if there is no such designation, by the executor or administrator of your estate or such other personal representative, legatee or devisee as may be designated in your last will and testament, provided that such exercise must otherwise comply with the Nonpilots Plan and the applicable award.

     With respect to replacement options granted under the Pilots Plan, the following provisions will apply: (1) if your employment is terminated by Delta or any of its subsidiaries, or if you resign from employment with Delta or any of its subsidiaries, any unexercised replacement options that you hold will be immediately forfeited; (2) if you Retire or are on Disability, Leave of Absence or Furlough (as such terms are defined in the Pilots Plan), you will be entitled to exercise your replacement options to the same extent as if you had remained in active employment with Delta or any of its subsidiaries and (3) if you die while employed by Delta or any of its subsidiaries, your estate, or other person designated by you, will be entitled to exercise any replacement options awarded to you to the same extent as if you had remained in active employment with Delta or any of its subsidiaries.

     Exercisability. Replacement options granted under SkyShares will become exercisable on the first anniversary of the replacement option grant date and will become immediately exercisable and nonforfeitable upon a Change in Control of Delta (as that term is defined in the PCP).

     Exercise Price. The price at which a share of Delta common stock covered by a replacement option may be purchased will be the closing price of Delta common stock on the NYSE on the grant date of such replacement option, if such date is a trading day, and, if not, on the previous trading day. BECAUSE WE EXPECT TO GRANT REPLACEMENT OPTIONS ON THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE ELIGIBLE OPTIONS ACCEPTED FOR EXCHANGE, THE REPLACEMENT OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF THE RELATED ELIGIBLE OPTIONS FOR WHICH THEY ARE EXCHANGED. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your eligible options.

     Payment of Exercise Price. You may exercise your replacement options granted under SkyShares, in whole or in part, by delivery of an irrevocable notice of exercise to Merrill Lynch, or another agent designated by the Committee, accompanied by payment in full of the applicable exercise price and taxes, brokerage commissions and other fees. The current permissible methods of exercise are as follows:

     - Cash Purchase Exercise -- You acquire shares by sending a check or wiring funds to Merrill Lynch, or other means specified by Delta or its agent at the time of exercise to cover all exercise costs;

     - Cashless Exercise -- You exercise your options without any initial cash outlay. There are two methods of cashless exercise:

      - Exercise and Hold -- Merrill Lynch sells only enough shares to cover the aggregate exercise price, applicable withholding taxes and fees. The remaining shares are held in your Merrill Lynch brokerage account; and

      - Exercise and Sell -- Merrill Lynch sells shares of stock issued upon your exercise. Net proceeds (net of the aggregate exercise price, applicable withholding taxes and fees) are sent to you by check or credited to your Merrill Lynch brokerage account; or

     - Any combination of the foregoing methods.

     The Committee may modify the methods of exercise.

     Adjustments Upon Certain Events. In the event of a merger, reorganization, consolidation, recapitalization, common stock dividend, common stock split or other change in corporate structure affecting our common stock, the Committee may make such adjustments as it deems necessary to reflect such change so as to prevent the diminution or enlargement of your rights including, but not limited to, adjustments in (1) the number of shares of Delta common stock available for distribution under SkyShares and (2) the exercise price per share your replacement options.

     Registration of Shares Underlying Options. All shares of common stock issuable upon exercise of options under SkyShares, including the shares that will be issuable upon exercise of all replacement options, have been registered under the Securities Act of 1933 on Registration Statements on Form S-8 filed with the SEC. Unless you are one of our executive officers or otherwise considered an "affiliate" of ours, you will be able to sell shares of Delta common stock you acquire by exercising your replacement options free of any transfer restrictions under applicable U.S. securities laws.

     Tax Consequences. You should refer to Section 15 of this Offer to Exchange for a discussion of the material U.S. federal income tax consequences of the replacement options and the related exchanged eligible options, as well as the consequences of accepting or rejecting the Offer. We recommend that you consult with your own tax advisor to determine the tax consequences of this transaction.

 TERMS OF REPLACEMENT OPTIONS TO BE GRANTED UNDER THE PCP

     General. Under the PCP, management personnel may be granted the following four types of awards: (1) incentive awards; (2) stock options; (3) restricted stock and (4) other equity-based awards. The PCP was adopted by the Board of Directors and approved by shareowners. All replacement options granted under the PCP will be deemed "non-qualified" for purposes of the Internal Revenue Code of 1986, as amended.

     Administration. The PCP is administered by the Committee. Subject to the terms of the PCP, the Committee may interpret the PCP, prescribe rules and regulations under the PCP, grant awards under the PCP, establish the terms and conditions of those awards, and take all other actions it deems necessary for the proper operation or administration of the PCP.

     Term. Each replacement option will have a term equal to the remaining term of the corresponding eligible option as of the date of its cancellation, subject to earlier termination or forfeiture in certain circumstances. For example, eligible options that had a remaining term of two years when cancelled will be exchanged for replacement options having a term of two years on their grant date, subject to earlier termination or forfeiture in certain circumstances.

     Time of Exercise; Termination of Employment or Demotion. Generally, you may exercise the portion of your replacement options which has become exercisable (see "Exercisability" on page 35) at any time prior to the expiration (or earlier termination or forfeiture) of the options. The following provisions will apply to replacement options granted under the PCP:

     - Retirement or Disability. If your employment with Delta or any of its subsidiaries terminates due to Retirement or Disability (as defined in the PCP), your replacement options, to the extent not previously exercised, forfeited, modified or revoked, shall be fully exercisable, and may be exercised in whole or in part, only during the period:

      - beginning on the later of (1) the first anniversary of the replacement option grant date or (2) the date your employment with Delta or any of its subsidiaries terminates due to Retirement or Disability; and

      - ending on and including the earlier of (1) the original expiration date of the replacement options or (2) the third anniversary of the date your employment with Delta or any of its subsidiaries terminates due to Retirement or Disability.

     - Death. If you die while employed by Delta or any of its subsidiaries, your replacement options, to the extent not previously exercised, forfeited, modified or revoked, shall be fully exercisable, and may be exercised in whole or in part, only during the period:

      - beginning on the date of your death; and

      - ending on and including the earlier of (1) the original expiration date of the replacement options or (2) the third anniversary of the date of your death.

     - Death Following Retirement or Disability. If you die after your employment with Delta or any of its subsidiaries terminates due to Retirement or Disability, your replacement options, to the extent not previously exercised, forfeited, modified or revoked, shall be fully exercisable, and may be exercised in whole or in part, only during the period:

      - beginning on the date of your death; and

      - ending on and including the earlier of (1) the original expiration date of the replacement options or (2) the third anniversary of the date your employment with Delta or any of its subsidiaries terminates due to Retirement or Disability.

     - Other Termination of Employment. If your employment with Delta or any of its subsidiaries terminates for any reason other than due to Retirement, Disability or death, your replacement options shall be forfeited at the time of such termination of employment.

     - Noncompetition. If (1) your employment with Delta or any of its subsidiaries terminates due to Retirement prior to age 65, if you are not then on the pilot seniority list of Delta or any of our subsidiaries, or age 60, if you are then on such a seniority list and (2) within two years after such Retirement and without the Committee's approval, you directly or indirectly provide management or executive services (whether as a consultant, advisor, officer or director) to any person or entity in direct and substantial competition with the air transportation business of Delta or any of its subsidiaries, then your replacement options shall be forfeited at the time you first provide such management or executive services.

     - Demotion. If, prior to the second anniversary of the replacement option grant date, you voluntarily suggest and then accept a demotion, or are involuntarily demoted, to a position with Delta or any of our subsidiaries involving lesser responsibilities than those of the job held by you on the replacement option grant date, the Committee may in its sole discretion, not later than six months from the date of the demotion, modify or revoke your replacement options in any manner it deems appropriate under the circumstances. The Committee will determine in its sole discretion what constitutes a demotion to a job involving lesser responsibilities.

     Exercisability. The replacement options granted under the PCP will become exercisable as follows: (1) except for replacement options granted to our executive officers, replacement options granted in exchange for eligible options granted in 1996 through 2002 will become exercisable in 50% increments on each of the first two anniversaries of the replacement option grant date; (2) replacement options granted in exchange for eligible options awarded in 1995 will become exercisable in full on the first anniversary of their grant date and
(3) replacement options granted to our executive officers will become exercisable in 25% increments on each of the first four anniversaries of their grant date. In addition, replacement options granted under the PCP will become immediately exercisable and nonforfeitable upon a Change in Control of Delta.

     Exercise Price. The price at which a share of Delta common stock covered by a replacement option may be purchased will be the closing price of Delta common stock on the NYSE on the grant date of such replacement option, if such date is a trading day, and, if not, on the previous trading day. BECAUSE WE EXPECT TO GRANT REPLACEMENT OPTIONS ON THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE ELIGIBLE OPTIONS ACCEPTED FOR EXCHANGE, THE REPLACEMENT OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF THE ELIGIBLE OPTIONS FOR WHICH THEY ARE EXCHANGED. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your eligible options.

     Payment of Exercise Price. You may exercise your replacement options granted under the PCP, in whole or in part, by delivery of an irrevocable notice of exercise to Merrill Lynch, or another agent designed by the Committee, accompanied by payment in full of the applicable exercise price and taxes, brokerage commissions and other fees. The current permissible methods of exercise are as follows:

     - Cash Purchase Exercise -- You acquire shares by sending a check or wiring funds to Merrill Lynch at the time of exercise to cover all exercise costs;

     - Cashless Exercise -- You exercise your options without any initial cash outlay. There are two methods of cashless exercise:

      - Exercise and Hold -- Merrill Lynch sells only enough shares to cover the aggregate exercise price and fees. Delta will deduct from the shares you acquired from your option exercise the shares necessary to satisfy tax withholding requirements. The remaining shares are held in your Merrill Lynch brokerage account; and

      - Exercise and Sell -- Merrill Lynch sells shares of stock issued upon your exercise less the shares deducted to satisfy tax withholding requirements. Net proceeds (net of the aggregate exercise price and fees) are sent to you by check or credited to your Merrill Lynch brokerage account.

     - Share Tender Exercise. Under the Share Tender Exercise, you pay the option exercise price by using unrestricted shares of Delta common stock that you have owned for at least six months and have a fair market value equal to the option exercise price on the date of your stock option exercise. Under this method, you do not make a physical delivery of your previously owned shares of Delta common stock, but instead use a process called "attestation." Attestation does not involve any physical movement of stock certificates. Rather, you provide to Merrill Lynch on the appropriate form the stock certificate number for the attested shares if you hold the shares in your own name, or the name and number of your account if your broker or bank holds the attested shares on your behalf. This information is verification that you own the shares being attested, that the shares are unrestricted and that you have owned the shares for at least six months. Providing incorrect information may result in disqualification of the stock option exercise and/or disciplinary action. Under the Share Tender Exercise, Merrill Lynch will deduct from the shares you acquired from your stock option exercise, the number of attested shares used to pay the option exercise price and the shares necessary to satisfy tax withholding requirements. You will receive the net number of shares; or

     - Any combination of the foregoing methods.

     The Committee may modify the methods of exercise, including whether the share tender method is allowed, in its discretion.

     Adjustments Upon Certain Events. In the event of a merger, reorganization, consolidation, recapitalization, common stock dividend, common stock split or other change in corporate structure affecting our common stock, the Committee may make such adjustments as it deems necessary to reflect such change so as to prevent the diminution or enlargement of your rights including, but not limited to, adjustments in (1) the number of shares of Delta common stock available for distribution under the PCP and (2) the exercise price per share of your replacement options.

     Registration of Shares Underlying Options. All shares of common stock issuable upon exercise of options under the PCP, including the shares that will be issuable upon exercise of all replacement options, have been registered under the Securities Act of 1933 on Registration Statements on Form S-8 filed with the SEC. Unless you are one of our executive officers or otherwise considered an "affiliate" of ours, you will be able to sell shares of Delta common stock you acquire by exercising your replacement options free of any transfer restrictions under applicable U.S. securities laws.

     Tax Consequences. You should refer to Section 15 of this Offer to Exchange for a discussion of the material U.S. federal income tax consequences of the replacement options and the related eligible options, as well as the consequences of accepting or rejecting the Offer. We recommend that you consult with your own tax advisor to determine the tax consequences of this transaction.

11.  INFORMATION CONCERNING DELTA

     General. Delta is a major airline that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. As of February 1, 2003, Delta (including its wholly-owned subsidiaries Atlantic Southeast Airlines, Inc. and Comair, Inc.) served 219 domestic cities in 47 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 48 cities in 32 countries. Delta is managed as a single business unit.

     Based on calendar 2002 data, Delta is the second-largest airline in terms of passengers carried, and third-largest as measured by operating revenues and revenue passenger miles flown. Delta is the largest U.S. airline across the transatlantic, offering the most daily flight departures, serving the largest number of nonstop markets and carrying more passengers than any other U.S. airline.

     For the year ended December 31, 2002, passenger revenues accounted for 93% of Delta's consolidated operating revenues. Cargo revenues and other sources accounted for 7% of Delta's consolidated operating revenues for that period. In 2002, Delta's operations in North America, the Atlantic, Latin America and the Pacific accounted for 81%, 14%, 4% and 1%, respectively, of its consolidated operating revenues.

     Delta is incorporated under the laws of the state of Delaware. Its principal executive offices are located at Hartsfield Atlanta International Airport, 1030 Delta Blvd., Atlanta, Georgia, 30354-1989. Delta's telephone number is (404) 715-2600, and its Internet address is "www.delta.com."

     Financial Information. The following table sets forth selected consolidated financial information for Delta. The selected statement of operations data for the years ended December 31, 2002 and 2001 and the selected balance sheet data as of December 31, 2002 and 2001 have been derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002. The selected statement of operations data for the three months ended March 31, 2003 and 2002 and the selected balance sheet data as of March 31, 2003 have been derived from the unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003. The information presented below should be read together with the complete financial statements and the notes related thereto.

     The financial statements and notes related thereto on pages 26-67 of Delta's 2002 Annual Report to Shareowners incorporated by reference in Delta's Annual Report on Form 10-K for the year ended December 31, 2002 and on pages 3-22 of Delta's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 are incorporated herein by reference. Please see Section 18 of this Offer to Exchange, entitled "Additional Information," for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements and related notes.

                                                     YEARS ENDED        THREE MONTHS
                                                    DECEMBER 31,       ENDED MARCH 31,
                                                  -----------------   -----------------
                                                  2002(1)   2001(2)   2003(3)   2002(4)
                                                  -------   -------   -------   -------
                                                                         (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
(IN MILLIONS, EXCEPT PER SHARE DATA)
Operating revenues..............................  $13,305   $13,879   $3,155    $3,103
Operating expenses..............................   14,614    15,481    3,690     3,538
Operating loss..................................   (1,309)   (1,602)    (535)     (435)
Interest expense, net(5)........................      610       410      161       141
Net loss........................................   (1,272)   (1,216)    (466)     (397)
Basic and diluted loss per share................  $(10.44)   $(9.99)  $(3.81)   $(3.25)
Dividends declared per common share.............    $0.10     $0.10   $0.025    $0.025

OTHER DATA:
Ratio of loss to fixed charges(6)...............   (0.51x)   (0.51x)  (1.02x)   (0.90x)

                                                        DECEMBER 31,
                                                      -----------------
                                                       2002      2001     MARCH 31, 2003
                                                      -------   -------   --------------
                                                                           (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
(IN MILLIONS)
Total current assets................................  $ 3,902   $ 3,567      $ 3,716
Total noncurrent assets.............................   20,818    20,038       20,749
Total current liabilities...........................    6,455     6,403        6,730
Total noncurrent liabilities and deferred credits...   17,108    13,178       16,970
Long-term debt and capital leases (less current
  maturities).......................................   10,174     8,347       10,289
Shareowners' equity.................................      893     3,769          505

---------------

(1) Includes a $439 million charge ($277 million net of tax, or $2.25 diluted
    EPS) for asset writedowns, restructuring and related items, net; a $34 million gain ($22 million net of tax, or $0.17 diluted EPS) for Air Transportation Safety and System Stabilization Act ("Stabilization Act") compensation; and a $94 million charge ($59 million net of tax, or $0.47 diluted EPS) for other income and expense items.

(2) Includes a $1.1 billion charge ($695 million net of tax, or $5.63 diluted
    EPS) for asset writedowns, restructuring and related items, net; a $634 million gain ($392 million net of tax, or $3.18 diluted EPS) for Stabilization Act compensation; and a $186 million gain ($114 million net of tax, or $0.92 diluted EPS) for other income and expense items.

(3) Includes a $43 million charge ($27 million net of tax, or $0.22 diluted EPS) for pension and postretirement obligations for participants in our 2002 workforce reduction programs and a $20 million charge ($13 million net of tax, or $0.10 diluted EPS) for other income and expense items.

(4) Includes a $40 million expense ($25 million net of tax, or $0.21 diluted
    EPS) for the temporary carrying cost of surplus pilots and grounded aircraft, as well as related requalification training and relocation costs for certain pilots and a $28 million charge ($18 million net of tax, or $0.14 diluted EPS) for fair value adjustments of SFAS 133 derivatives.

(5) Includes interest income.

(6) The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings represent income (loss) before income taxes, excluding the cumulative effect of a change in accounting principle, plus fixed charges and distributed income of equity investees less capitalized interest and income (loss) from equity investees. Fixed charges include interest, whether expensed or capitalized; one-half of rental expense, which we believe is representative of the interest factor in those periods; amortization of debt costs; and preferred security dividends. Fixed charges exceeded adjusted loss by $2.0 billion and $1.8 billion for the years ended December 31, 2002 and 2001, respectively, and by $710 million and $622 million for the three months ended March 31, 2003 and 2002, respectively.

     The book value per share of Delta's common stock at March 31, 2003 was $4.10. This amount was calculated by dividing our total shareowners' equity at March 31, 2003 of $505 million by the 123,359,793 shares of Delta's common stock that were outstanding at March 31, 2003.

12. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS

     A list of our directors and executive officers is attached to this Offer to Exchange as Appendix A. Please see our definitive proxy statement for our 2003 annual meeting of shareowners, filed with the SEC on March 25, 2003, for information concerning the amount of our securities beneficially owned by our directors and executive officers as of February 28, 2003. As of May 1, 2003, our directors and executive officers as a group (13 persons) beneficially owned options under our equity compensation plans to purchase a total of 5,091,670 shares of our common stock, which represented approximately 8.79% of the shares subject to all options to purchase our common stock outstanding under our equity compensation plans as of that date. Members of our Board of Directors, including Mr. Mullin, our Chief Executive Officer, are not eligible to participate in the Offer. Our executive officers other than Mr. Mullin are eligible to participate in the Offer. These executive officers hold eligible options to purchase a total of 1,941,800 shares of our common stock. We do not know whether any executive officer whose options are eligible to be exchanged intends to exchange his or her eligible options.

     The following table sets forth information, as of May 1, 2003, with respect to the ownership of options to purchase our common stock by each director, each of our executive officers and all of the directors and executive officers as a group. The percentages in the table below are based on a total of 57,929,790 shares of our common stock subject to outstanding stock options (whether or not eligible for exchange) as of May 1, 2003.

                                                 NUMBER OF SHARES SUBJECT   PERCENTAGE OF TOTAL
NAME                                              TO OUTSTANDING OPTIONS       OPTIONS OWNED
----                                             ------------------------   -------------------
Edward H. Budd.................................            12,860                     *
George M.C. Fisher.............................            10,860                     *
David R. Goode.................................            10,860                     *
Gerald Grinstein...............................            12,860                     *
James M. Kilts.................................             3,355                     *
Leo F. Mullin..................................         2,706,200                  4.67%
John F. Smith, Jr..............................             8,860                     *
Joan E. Spero..................................             3,355                     *
Andrew J. Young................................            12,860                     *
Frederick W. Reid..............................           820,500                  1.42%
M. Michele Burns...............................           403,500                     *
Vicki B. Escarra...............................           564,700                     *
Robert L. Colman...............................           520,900                     *
All directors and executive officers as a group
  (13 persons).................................         5,091,670                  8.79%

---------------

* Less than 1%.

     During the 60 days prior to May 28, 2003, to the best of our knowledge, none of our directors, executive officers, affiliates or subsidiaries effected any transactions in options to purchase our common stock or in shares of our common stock.

     Except for outstanding options to purchase common stock granted from time to time to certain of our non-employee directors and employees (including executive officers) pursuant to our equity compensation plans, and except as set forth in this Offer to Exchange, neither we nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities.

13.  STATUS OF OPTIONS ACQUIRED IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE
     OFFER

     Eligible options that we accept for exchange pursuant to the Offer will be cancelled. In the case of SkyShares, to the extent the shares underlying the cancelled eligible options are not used in connection with the Offer to grant replacement options, they will not be available for future option grants. In the case of the PCP, the shares underlying the cancelled eligible options not used in connection with the Offer to grant replacement options will be available for future awards under the PCP.

     We believe that we will not incur compensation expense for financial reporting purposes, as determined under accounting principles generally accepted in the United States of America, solely as a result of the transactions contemplated by the Offer, because:

     - we intend to grant replacement options only to eligible employees;

     - we do not intend to grant replacement options until at least six months and one day after we accept the eligible options for exchange and cancellation;

     - we have not previously granted options to holders who are eligible to participate in the Offer in the period beginning six months before the commencement of the Offer;

     - the exercise price of all replacement options will equal the closing price of the common stock on the NYSE on the date we grant the replacement options; and

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

     - we have not made any oral or written agreement or implied promise to compensate the employees who accept the Offer for any increase in the market price of our common stock occurring after the cancellation of eligible options exchanged in the Offer but prior to the granting of the replacement options.

     We would incur compensation expense, however, if we cancelled an option holder's eligible options and then granted any replacement options to that option holder within the six month and one day waiting period. The replacement options would become variable price awards. In that event, accounting rules would require us to record compensation expense related to increases in the market price of our common stock underlying the replacement options which occur between the grant date of those options and their exercise, forfeiture or termination.

14.  LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our exchange of options and grant of replacement options as contemplated by the Offer, or of any approval or other action by any government or governmental, judicial, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated in the Offer. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to our business, a delay in our acceptance of any eligible options you elect to exchange or cancellation of the Offer. Our obligation under the Offer and the Stock Option Exchange Program to accept eligible options for exchange and to grant replacement options for eligible options for which elections to exchange are made is subject to the conditions described in Section 8 of this Offer to Exchange.

     If we are prohibited by applicable laws or regulations from granting replacement options on the replacement option grant date, which is expected to be December 26, 2003, we will not grant any replacement options. We are unaware of any such prohibition at this time, but, if the grant of replacement options is prohibited on the replacement option grant date, we will not grant any replacement options and you will not receive any compensation for the options you elect to exchange in the Offer.

15.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material United States federal income tax consequences of the exchange of options pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. In particular, this summary does not address state, gift or estate tax consequences. In addition, this summary is not intended to be applicable in all respects to all categories of option holders but is merely intended to alert you to some of the potential tax consequences you may want to consider in making your decision. Therefore, we encourage you to consult your own tax advisor with respect to your individual tax consequences by virtue of participating in the Offer.

     We believe that if you exchange your eligible options for replacement options, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the exchange or when the replacement options are granted. With regard to the replacement options, the tax aspects of such options will be the same as any other non-qualified option grant to you by Delta. If you do not participate in the Offer, none of the terms of your eligible stock options will change.

     Options granted under the Offer will be non-qualified stock options. Generally, the federal income tax treatment for non-qualified stock options is as follows:

     - You will not be required to recognize federal income tax upon the grant of a non-qualified stock option. You will, in general, be required to recognize ordinary income in the year in which the non-qualified stock option is exercised so long as the underlying stock is not subject to both substantial risk of forfeiture and transferability restrictions. The amount of ordinary income in such cases is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. You will be subject to the applicable income and payroll tax withholding requirements with respect to such income, even if you are no longer employed by Delta or one of its subsidiaries on the date of option exercise. If your marginal income tax rate exceeds the income tax withholding rate, we encourage you to consult your own tax advisor to determine if estimated tax payments are required.

     - Generally, Delta will be entitled to a business expense deduction equal to the amount of ordinary income you realize with respect to an exercised non-qualified stock option. The deduction will, in general, be allowed for the tax year of Delta in which you exercise the option.

     - You will be required to recognize capital gain or loss upon the subsequent sale of the shares acquired by exercise of the non-qualified stock option. The amount of capital gain or loss will be the difference between the sales price you receive for the shares and the sum of the exercise price you paid for the shares, the ordinary income you recognized on those shares and the broker commission, if any, you paid upon the sale.

     IF YOU ARE LIVING OR WORKING IN THE UNITED STATES, BUT ARE ALSO SUBJECT TO THE TAX LAWS IN ANOTHER COUNTRY, YOU SHOULD BE AWARE THAT THERE MAY BE OTHER TAX AND SOCIAL INSURANCE CONSEQUENCES WHICH MAY APPLY TO YOU.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO TAX CONSEQUENCES OF EXCHANGING OPTIONS IN THE OFFER.

16.  EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 8 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of any options. If we elect to extend the period of time during which the Offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the Offer, we will also extend your right to withdraw elections to exchange eligible options until the new Election Deadline. In the case of an extension, we will issue a press release or other public announcement of the extension no later than 9:00 a.m. ET on the next business day after the previously scheduled or announced Election Deadline. If we extend the Offer, we will also extend the grant date of replacement options if necessary to ensure that the replacement options are granted at least six months and one day following the Election Deadline.

     We also expressly reserve the right, in our reasonable judgment, before the Election Deadline, to terminate or amend the Offer and to postpone our acceptance and cancellation of any options you elect to exchange upon the occurrence of any of the conditions specified in Section 8 of this Offer to Exchange, by giving oral or written notice of such termination or postponement to the option holders or by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of the Offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 8 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to option holders or by decreasing or increasing the number of options being sought in the Offer.

     Amendments to the Offer may be made, at any time and from time to time, by announcement of the amendment. Any announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change.

     If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an Offer must remain open following certain material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will give notice of such action and keep the Offer open for at least ten business days after the date of such notification:

     - we increase or decrease the amount of consideration offered for the eligible options; or

     - we increase or decrease the number of options eligible to be tendered for exchange pursuant to the Offer.

We do not presently intend to take any of these actions.

17.  FEES AND EXPENSES

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting exchanges of eligible options pursuant to the Offer.

18.  ADDITIONAL INFORMATION

     With respect to the Offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether or not to exchange your options:

     - our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003, including the information incorporated by reference in the Form 10-K;

     - our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed with the SEC on May 15, 2003; and

     - the description of our common stock contained in our Registration Statement on Form 8-A, including any amendments or reports updating this description.

     We recommend that you review any additional documents that we may file with the SEC between the date of this Offer to Exchange and the Election Deadline.

     These filings and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at www.sec.gov and on our Internet site at www.delta.com.

     We will also provide without charge to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to

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

which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                             Delta Air Lines, Inc.
                     Attention: Robert S. Harkey, Secretary
                                 Department 981
                             Post Office Box 20574
                             Atlanta, Georgia 30320
                                 (404) 715-2387

     As you read the documents listed in this Section 18, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document. The information contained in this Offer to Exchange about Delta should be read together with the information contained in the documents to which we have referred you.

19.  FORWARD-LOOKING STATEMENTS

     Statements in this Offer to Exchange, which are not historical facts, including statements about Delta's estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or Delta's present expectations. Factors that could cause these differences in connection with the Offer include, but are not limited to, the factors listed in the section above captioned "Risks of Participating in the Offer."

     Caution should be taken not to place undue reliance on Delta's forward-looking statements, which represent Delta's views only as of May 28, 2003, and which Delta has no current intention to update.

20.  MISCELLANEOUS

     We are not making the Offer, nor will we accept any election to exchange options from, or on behalf of, option holders in any jurisdiction in which we believe that the Offer is not in compliance with applicable law. However, we may, at our discretion, take any actions necessary for us to make the Offer to option holders in any such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED OFFER DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                          DELTA AIR LINES, INC.

MAY 28, 2003

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

                                                                      APPENDIX A

                    INFORMATION CONCERNING THE DIRECTORS AND
                  EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

     The directors and executive officers of Delta and their positions and offices as of May 16, 2003 are set forth in the following table:

NAME                                                               POSITION
----                                                               --------
Edward H. Budd.............................  Director
George M.C. Fisher.........................  Director
David R. Goode.............................  Director
Gerald Grinstein...........................  Director
James M. Kilts.............................  Director
Leo F. Mullin..............................  Chairman of the Board and Chief Executive Officer
John F. Smith, Jr..........................  Director
Joan E. Spero..............................  Director
Andrew J. Young............................  Director
Frederick W. Reid..........................  President and Chief Operating Officer
M. Michele Burns...........................  Executive Vice President and Chief Financial Officer
Vicki B. Escarra...........................  Executive Vice President and Chief Marketing Officer
Robert L. Colman...........................  Executive Vice President -- Human Resources

     The address of each director and executive officer is: c/o Delta Air Lines, Inc., Department 981, P.O. Box 20574, Atlanta, Georgia 30320.

     Neither Mr. Mullin nor any of our other directors are eligible to participate in the Stock Option Exchange Program. However, our executive officers other than Mr. Mullin are eligible.

                                       A-1